THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                  Rule 424(b)(5)
                                            Registration Statement No. 333-59597

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 1998 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 21, 1998)

                                  $200,000,000
                LAKEHEAD PIPE LINE COMPANY, LIMITED PARTNERSHIP
                    $100,000,000    % SENIOR NOTES DUE 2018
                    $100,000,000    % SENIOR NOTES DUE 2028
                            ------------------------
    The   % Senior Notes due 2018 (the "2018 Notes") and the   % Senior Notes
due 2028 (the "2028 Notes" and, together with the 2018 Notes, the "Notes") are being offered (the "Offering") by Lakehead Pipe Line Company, Limited Partnership (the "Company"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1999. The
2018 Notes will mature on     , 2018, and the 2028 Notes will mature on     ,
2028. Each series of the Notes may be redeemed, in whole or in part, at the option of the Company at any time at a redemption price equal to the sum of (a) an amount equal to 100% of the principal amount thereof and (b) the applicable Make-Whole Premium (as defined herein), together with accrued and unpaid interest to the date fixed for redemption. See "Description of Notes -- Redemption."

    The Notes will constitute unsecured senior indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 1998, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the Company would have had $572.3 million of total indebtedness, all of which, other than the Notes, would have been secured and, therefore, effectively senior to the Notes. The indenture governing the Notes does not limit the Company's ability to incur additional indebtedness.

    The Notes will be issued in the form of one or more global notes (the "Global Notes") registered in the name of The Depository Trust Company ("DTC") or its nominee. Ownership of beneficial interests in the Global Notes will be shown on, and transfers of such beneficial interests will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants) and by participants (with respect to beneficial interests of persons other than participants). Except as described herein, Notes in certificated form will not be issued. See "Description of Notes -- Book Entry, Delivery and Form."

    The Notes are expected to be assigned ratings of A- by Standard & Poor's Ratings Services ("S&P") and A3 by Moody's Investors Services, Inc. ("Moody's"). See "Description of Notes -- Ratings." The Company does not intend to list the Notes on any national securities exchange or to include the Notes on any automated quotation system.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN THE NOTES SHOULD CONSIDER.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                PRICE TO          UNDERWRITING         PROCEEDS TO
                                                                PUBLIC(1)         DISCOUNTS(2)        COMPANY(1)(3)
----------------------------------------------------------------------------------------------------------------------
Per 2018 Note.............................................          %                   %                   %
----------------------------------------------------------------------------------------------------------------------
Per 2028 Note.............................................          %                   %                   %
----------------------------------------------------------------------------------------------------------------------
Total.....................................................          $                   $                   $
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any.

(2) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $516,000.
                            ------------------------
    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. See "Underwriting." It is expected that delivery of the Notes will be made through the book-entry
facilities of DTC on or about September   , 1998.
                            ------------------------
MERRILL LYNCH & CO.                                        CHASE SECURITIES INC.
               ABN AMRO INCORPORATED
                              CIBC OPPENHEIMER
                                             CITICORP SECURITIES, INC.
                                                            CREDIT SUISSE FIRST
BOSTON
                                                  NESBITT BURNS SECURITIES, INC.
                            ------------------------
         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 22, 1998.

                              IPL/LAKEHEAD SYSTEM

                                     [MAP]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THIS PROSPECTUS SUPPLEMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements, including the related notes, appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, the following summary, this Prospectus Supplement and the accompanying Prospectus, including those documents incorporated by reference herein and therein, contain certain forward-looking statements and information and are qualified by reference to the cautionary statements with respect thereto contained elsewhere herein and in the accompanying Prospectus. See "Certain Forward-Looking Statements" in the accompanying Prospectus. Unless the context otherwise requires, references herein to the Partnership include the Company and its parent, Lakehead Pipe Line Partners, L.P. Financial information provided or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus reflects the consolidated operations of the Partnership. No separate financial information for the Company has been provided or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company. For an explanation of certain terms used in this Prospectus Supplement and the accompanying Prospectus, please refer to the Glossary of Defined Terms in this Prospectus Supplement.

                                THE PARTNERSHIP

GENERAL

     The Company is the 98.9899% owned operating subsidiary partnership of Lakehead Pipe Line Partners, L.P. ("Lakehead"), a publicly traded Delaware limited partnership engaged, through the Company, in the regulated crude oil and natural gas liquids pipeline business. The Partnership owns and operates the United States portion of the world's longest liquid petroleum pipeline (the "System"), which traverses approximately 3,200 miles from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. The United States portion of the System (the "Lakehead System") traverses approximately 1,750 miles and serves all of the major refining centers in the Great Lakes region of the United States, as well as in Ontario, Canada. The Canadian portion of the System (the "IPL System") is owned and operated by Interprovincial Pipe Line Inc. ("IPL"), an indirect, wholly owned subsidiary of IPL Energy Inc. ("IPL Energy") and the parent company of Lakehead Pipe Line Company, Inc., the general partner of Lakehead and the Company (the "General Partner"). IPL Energy is a publicly traded company that is a North American leader in energy services and delivery.

     The Partnership transports crude oil and, to a lesser extent, natural gas liquids ("NGLs") owned by others as a common carrier for a fee, which is based on a schedule of tariffs filed by the Partnership with the United States Federal Energy Regulatory Commission ("FERC"). Substantially all of the crude oil and NGLs transported by the Lakehead System are received initially into the System in western Canada and then transported to markets in the United States and eastern Canada. IPL has advised the General Partner that in 1997 the IPL System transported approximately 65% of all crude oil produced in western Canada, of which approximately 90% was transported by the Lakehead System. Deliveries of crude oil and NGLs on the Lakehead System averaged approximately 1.51 million barrels per day in 1997, up from approximately 1.45 million barrels per day in 1996 and approximately 1.29 million barrels per day in 1993.

     The General Partner believes that the System has certain advantages over other transporters of crude oil with which it competes. The System is among the lowest cost transporters of crude oil and NGLs in North America based on costs per barrel mile transported. The Partnership's low cost structure is derived primarily from the extensive length and configuration of the System. The length of the System and its large diameter pipe provide economies of scale, while the configuration of the System, which includes at various segments a number of parallel lines rather than a single line, allows the System to transport multiple types of crude oil more efficiently. In addition, because of its strategic location, the System supplies western Canadian crude oil to the Midwest U.S., an area that is experiencing rising crude oil demand and declining crude oil production. Deliveries to the Midwest U.S. have historically provided producers of western Canadian crude oil with a premium netback (i.e., sales price net of transportation costs) relative to other available U.S. markets.

     The General Partner believes that the future prospect for growth in the supply of western Canadian crude oil is substantial. Canada was the twelfth largest producer of crude oil in the world during 1996 and has a substantial oil and gas resource base. In particular, Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominately of oil sands deposits in the Province of Alberta. Firms involved in the production of heavy and synthetic crude oil from the oil sands region of western Canada have announced multibillion dollar expansion programs which, if completed, are projected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada early in the next century. At the end of 1997, expansion plans in excess of Cdn. $14 billion had been announced or were already in the design stage. However, there can be no assurance as to the pursuit, completion, or timing of such expansion programs, and such expansion plans are subject to numerous uncertainties and assumptions, including uncertainties and assumptions regarding future prices of oil. These expansion programs are anticipated to support the long-term utilization of the System and the Lakehead and IPL expansion projects discussed below.

BUSINESS STRATEGY

     The Lakehead System, together with the IPL System, serves as a strategic link between the western Canadian oil fields and the markets of the Midwest U.S. and eastern Canada and currently operates at or near capacity. In response to the continuing trend of increasing supply of crude oil from western Canada and the growing demand in the markets of the Midwest U.S., the Partnership plans not only to maintain the service capability of the Lakehead System but also to expand its capacity where appropriate. To the extent allowed under orders of the FERC, or by agreement with customers, the Partnership anticipates filing for additional tariff increases and surcharges from time to time to reflect these ongoing expansions. See "Business -- FERC Regulation" and "-- Tariffs."

  Lakehead System Expansion Projects

     In implementing its business strategy, the Partnership pursues opportunities to maximize utilization of and to expand the Lakehead System. Certain key expansion projects completed in the last five years include:

     - 1994 Capacity Expansion Program -- This $130 million expansion program, which was completed in 1994, increased the delivery capability of the Lakehead System to Superior, Wisconsin by approximately 170,000 barrels per day and to Chicago, Illinois area markets by approximately 145,000 barrels per day.

     - System Expansion Program I ("SEP I") -- This $65 million expansion program, which was completed in late 1996, provided an additional 120,000 barrels per day of capacity on the Lakehead System from Superior to Chicago area markets (40,000 barrels of which were required to offset the impact on deliverability of increased heavy crude oil volumes).

     Major capacity expansion projects currently under development include:

     - System Expansion Program II ("SEP II") -- This expansion program, which began in 1996, is expected to provide an additional 170,000 barrels per day of delivery capacity on the Lakehead System from Superior to Chicago. Current constraints on the capacity of the IPL System in western Canada, however, will limit incremental volumes reaching the Lakehead System to approximately 120,000 barrels per day. These capacity constraints are expected to be alleviated following the completion of the initial stage of the first phase of the Terrace expansion program. See
       "Business -- Terrace Expansion Program." SEP II, which is expected to cost approximately $400 million, was undertaken in response to apportionment of the existing capacity on the System among suppliers of western Canadian crude oil and NGLs. SEP II is being undertaken in conjunction with a Cdn. $140 million capacity expansion of the IPL System by IPL. SEP II is expected to be completed in early 1999. See "Business -- SEP II Expansion Program."

     - Terrace Expansion Program ("Terrace") -- This expansion program, which is being undertaken by the Partnership in conjunction with IPL, consists of a multistage expansion of both the Lakehead System and the IPL System. Subject to continued industry support, customer requirements and receipt of regulatory approvals, the General Partner and IPL anticipate that this expansion program will be completed over the period 1999 through 2005. The first phase of the Terrace expansion program ("Phase I") is expected to provide an initial 95,000 barrels per day of added heavy crude oil capacity commencing in the first quarter of 1999, rising to a total of 170,000 barrels per day of added heavy crude oil capacity by the end of 1999. Phase I construction commenced in Canada in August 1998 and in the U.S. in September 1998. Phase I is anticipated to cost the Partnership approximately $138 million for construction of facilities in the U.S., and to cost IPL Cdn. $610 million for construction of facilities in Canada. The General Partner anticipates that approximately $100 million will be spent by the Partnership on its portion of Terrace in 1998, with the remaining balance to be spent in 1999. Subsequent phases of Terrace are dependent upon customer requirements and, if completed, are expected to provide up to 350,000 barrels per day of added heavy crude oil capacity in addition to the 170,000 barrels per day to be provided by Phase I. Subject to completion of all phases of Terrace, and after allowing for anticipated declines in light crude oil production, total System delivery capability is expected to increase by 350,000 barrels per day. See "Business -- Terrace Expansion Program."

  IPL Energy Projects

     IPL Energy is also engaged in additional North American crude oil pipeline projects that are related to the System. The General Partner believes that, even though they are not owned by the Partnership, certain of these projects are complementary to SEP II and Terrace since the projects may result in increased deliveries on the Lakehead System. Such projects include: (i) the Mustang pipeline that connects the Lakehead System to the Patoka/Wood River refinery area and pipeline hub south of Chicago; (ii) a proposed new pipeline that would connect the Partnership's facilities to refineries in Detroit, Michigan and Toledo, Ohio; and (iii) a proposed new pipeline for the delivery of heavy crude oil from the Athabasca oil sands region near Fort McMurray and Cold Lake, Alberta to Hardisty, Alberta. See "Business -- Business Strategy -- IPL Energy Projects."

1996 SETTLEMENT AGREEMENT

     In October 1996, the FERC approved a settlement agreement (the "Settlement Agreement") between the Partnership and representatives of certain of the Partnership's customers on all then-outstanding contested tariff rates. The Settlement Agreement provided for a tariff rate reduction of approximately 6% and total rate refunds and interest of $120.0 million through the effective date of October 1, 1996, with interest accruing thereafter on the unpaid balance. Even though the Partnership had been recording a provision for a potential rate refund since 1992, additional provisions related to rate refunds were required in 1995, with respect to FERC Opinion No. 397, and in 1996, with respect to the Settlement Agreement. Operating results for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, and operating results for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively. There is no retroactive impact from the Settlement Agreement on operating results for periods after December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations" and "Business -- Tariffs."

                                  THE OFFERING

SECURITIES OFFERED......$100,000,000 principal amount of      % Senior Notes due
                        2018 and $100,000,000 principal amount of      % Senior
                        Notes due 2028.

MATURITY DATES..........            , 2018 (for the 2018 Notes) and
                                    , 2028 (for the 2028 Notes).

INTEREST PAYMENT
DATES...................Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1999.

OPTIONAL REDEMPTION.....The Notes of each series will be redeemable at the option of the Company, in whole or in part, in principal amounts of $1,000 or any integral multiple thereof, at any time at a redemption price equal to the sum of (a) an amount equal to 100% of the then-outstanding principal amount thereof and (b) the applicable Make-Whole Premium, together with accrued and unpaid interest to the date fixed for redemption. See "Description of Notes -- Redemption."

RANKING.................The Notes will constitute unsecured senior indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 1998, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the Company would have had $572.3 million of total indebtedness, all of which, other than the Notes, would have been secured and, therefore, effectively senior to the Notes. See "Description of Existing Indebtedness and Credit Facilities." The indenture governing the Notes does not limit the Company's ability to incur additional indebtedness.

RATINGS.................The Notes are expected to be assigned ratings of A- by
                        S&P and A3 by Moody's. These ratings will have been obtained with the understanding that S&P and Moody's will continue to monitor the credit rating of the Company and will make future adjustments to the extent warranted. A rating reflects only the view of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Notes. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by S&P or Moody's, as the case may be, if, in their respective judgments, circumstances so warrant.

CERTAIN COVENANTS.......The indenture governing the Notes will contain covenants that limit (i) the creation of liens securing indebtedness and (ii) sale-leaseback transactions. These limitations will be subject to certain qualifications and exceptions. See "Description of the Debt
                        Securities -- Provisions Applicable Solely to Senior Debt Securities -- Limitations on Liens" and
                        "-- Restriction on Sale-Leasebacks" in the accompanying Prospectus.

USE OF PROCEEDS.........The Company intends to use the net proceeds from the
                        Offering, estimated to be approximately $197.7 million after deducting underwriting discounts and estimated expenses of the Offering, to repay indebtedness under the Company's $350 million revolving bank credit facility (the "Revolving Credit Facility"), which facility will remain available for future borrowing. The Company intends to reborrow funds under the Revolving Credit Facility as needed to fund a portion of the costs of SEP II, Terrace and other capital expenditures of the Company. See "Use of Proceeds."

RISK FACTORS............An investment in the Notes involves certain risk. See
                        "-- Risk Factors" herein and in the accompanying Prospectus.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table presents summary historical financial and operating data of the Partnership as of the dates and for each of the periods indicated below. Such data have been derived from the Partnership's consolidated financial statements. The summary historical financial data as of and for each of the years ended December 31, 1995, 1996 and 1997 have been derived from the Partnership's consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The summary historical financial data as of June 30, 1997 and 1998 and for the six-month periods then ended are derived from the Partnership's unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such data. The results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Partnership's historical consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     No separate financial information for the Company has been provided or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company.

                                                                                                SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                              ----------------------------   ----------------
                                                              1995(1)   1996(2)     1997      1997     1998
                                                              -------   -------   --------   ------   -------
                                                                           (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Operating revenue.........................................  $268.5    $274.5    $  282.1   $135.6   $ 147.3
                                                              ------    ------    --------   ------   -------
    Power, operating and administrative expenses............   134.3     128.7       133.9     63.5      69.9
    Provision for prior years' rate refunds.................    22.9      20.1          --       --        --
    Depreciation............................................    38.0      38.3        40.1     19.5      20.8
                                                              ------    ------    --------   ------   -------
  Total operating expenses..................................   195.2     187.1       174.0     83.0      90.7
                                                              ------    ------    --------   ------   -------
  Operating income..........................................    73.3      87.4       108.1     52.6      56.6
  Interest and other income.................................     7.1       9.6         9.7      5.1       4.1
  Interest expense..........................................   (40.3)    (43.9)      (38.6)   (20.3)    (13.0)
  Minority interest.........................................    (0.5)     (0.7)       (0.9)    (0.5)     (0.6)
                                                              ------    ------    --------   ------   -------
  Net income................................................  $ 39.6    $ 52.4    $   78.3   $ 36.9   $  47.1
                                                              ======    ======    ========   ======   =======
FINANCIAL POSITION DATA (AT PERIOD END):
  Cash and cash equivalents.................................  $ 77.0    $ 89.6    $  118.6   $ 38.7   $  42.5
  Property, plant and equipment, net........................   725.1     763.5       850.3    776.9   1,053.4
  Total assets..............................................   915.2     975.9     1,059.3    958.5   1,150.7
  Long-term debt............................................   395.0     463.0       463.0    463.0     570.0
  Partners' capital.........................................   411.1     399.6       501.8    402.9     502.7
OTHER FINANCIAL DATA AND RATIOS:
  EBITDA(3).................................................  $111.3    $125.7    $  148.2   $ 72.1   $  77.4
  Cash flow from operating activities.......................   121.5      93.9       102.0     41.3      46.4
  Cash flow used in investing activities....................   (54.0)    (84.7)      (97.1)   (58.2)   (182.6)
  Cash flow from (used in) financing activities.............   (32.5)      3.4        24.1    (34.0)     60.1
  Capital expenditures......................................    35.5      76.7       126.9     32.9     223.9
  Ratio of EBITDA to interest expense(4)....................     2.8x      2.9x        3.8x     3.6x      6.0x
  Ratio of earnings to fixed charges(5).....................     1.9x      2.1x        2.8x     2.7x      2.9x
OPERATING DATA:
  Barrel miles (billions)...................................     385       384         389      188       200
  Deliveries (thousands of barrels per day)
    United States...........................................     876       901         960      935     1,028
    Eastern Canada..........................................     533       550         552      544       570
                                                              ------    ------    --------   ------   -------
        Total...............................................   1,409     1,451       1,512    1,479     1,598
                                                              ======    ======    ========   ======   =======

                                                                                (Footnotes on following page)

---------------

(1) Results for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, related to the June 1995 decision (Opinion No. 397) of the FERC. See
    "Business -- Tariffs."

(2) Results for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, related to the Settlement Agreement between the Partnership and representatives of certain of the Partnership's customers on all then-outstanding contested tariff rates. See "Business -- Tariffs."

(3) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used by the General Partner as a supplemental financial measurement in the evaluation of the Partnership's business and should not be considered as an alternative to net income, as an indicator of the operating performance of the Partnership or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information about the Partnership.

(4) The ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Partnership's ability to meet its financing costs.

(5) For purposes of calculating the ratio of earnings to fixed charges: (i) "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and (ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense, amortization of debt costs and the portion of rental expense representing the interest factor.

                                  RISK FACTORS

     Prospective purchasers of the Notes should carefully consider the following factors in evaluating an investment in the Notes:

     - The Lakehead System is dependent upon adequate supplies of and demand for western Canadian crude oil.

     - The Lakehead System's tariffs are subject to regulation by the FERC. There is uncertainty surrounding the applicable regulatory standards for establishing tariff rates for liquids pipelines. The Partnership anticipates filing tariff rate surcharges in late 1998 or early 1999 in connection with SEP II and Terrace. In the event the Partnership's tariff rates are formally challenged, any resulting FERC order requiring a reduction of tariff rates could require a refund of a portion of revenue amounts previously collected and could have a material adverse effect on the Partnership.

     - In May 1997, the Illinois Commerce Commission (the "ICC") denied the Partnership's application for a certificate that is a necessary step toward receiving condemnation authority in Illinois with respect to SEP
       II. Without such condemnation authority, the cost to obtain rights-of-way in connection with SEP II has increased. The Partnership is currently seeking and acquiring environmental and construction permits necessary to construct the new pipeline in connection with SEP II. Delays in acquiring environmental or construction permits could delay the in-service date of the new pipeline.

     - The Company's secured indebtedness will be effectively senior to the Notes, and the indenture governing the Notes will not limit the Company's ability to incur additional indebtedness. As of June 30, 1998, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the Company would have had $572.3 million of total indebtedness, all of which, other than the Notes, would have been secured and, therefore, effectively senior to the Notes.

     See "Risk Factors" beginning on page 4 of the accompanying Prospectus for a more detailed discussion of these and other factors that should be considered by prospective purchasers of the Notes.

                                THE PARTNERSHIP

     Lakehead is a publicly traded Delaware limited partnership that owns and operates, through the Company, a regulated crude oil and NGLs pipeline business in the United States. The General Partner, a wholly owned subsidiary of IPL and an indirect, wholly owned subsidiary of IPL Energy, serves as the general partner of Lakehead and the Company. The General Partner owns a 14.8% limited partner interest (in the form of 3,912,750 Class B Common Units) and a 1% general partner interest in Lakehead, and a 1.0101% general partner interest in the Company, representing an effective combined 16.6% interest in the Partnership. The remaining 83.4% limited partner interest in the Partnership is represented by 22,290,000 publicly traded Class A Common Units.

     The following chart depicts the organization and ownership of Lakehead, the Company and the General Partner. The percentages reflected in the chart represent the approximate ownership interest in each of Lakehead and the Company, individually. Except in the following chart, the ownership percentages referred to in this Prospectus Supplement and the accompanying Prospectus reflect the approximate effective ownership interest of the holders in Lakehead and the Company on a combined basis.
                              [ORGANIZATION CHART]

     The principal executive offices of Lakehead, the Company and the General Partner are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802-2067 and the telephone number at such offices is (218) 725-0100. EDGAR DESCRIPTION

     Organizational chart depicting the following organizational and ownership information for the Company, Lakehead and the General Partner.

                            OWNERSHIP OF THE COMPANY

PERCENTAGE/TYPE OF INTEREST HELD                                     INTEREST HELD BY
98.9899% limited partner interest                                   Lakehead
1.0101% general partner interest                                    General Partner

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the Offering, estimated to be approximately $197.7 million, to repay indebtedness under the Revolving Credit Facility, which facility will remain available for future borrowing. The Company intends to reborrow funds under the Revolving Credit Facility as needed to fund a portion of the costs of SEP II, Terrace and other capital expenditures of the Company. See "Business -- SEP II Expansion Program" and "-- Terrace Expansion Program."

     As of August 31, 1998, $300 million of indebtedness was outstanding under the Revolving Credit Facility at a weighted average interest rate of 5.8125% per annum and $50 million was available for future borrowing under the Revolving Credit Facility. Substantially all of the indebtedness outstanding under the Revolving Credit Facility was incurred to fund capital expenditures of the Company, including capital expenditures related to SEP II. The Revolving Credit Facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice to the Company of their intent not to extend. The current maturity date of the Revolving Credit Facility is September 6, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Existing Indebtedness and Credit Facilities."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Partnership at June 30, 1998, and as adjusted to give effect to the Offering and the application of the net proceeds therefrom to repay indebtedness under the Revolving Credit Facility. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Partnership and the notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                          AS OF JUNE 30, 1998
                                                        -----------------------
                                                         ACTUAL     AS ADJUSTED
                                                        --------    -----------
                                                        (UNAUDITED; DOLLARS IN
                                                               MILLIONS)
Long-term Debt:
  First Mortgage Notes................................  $  310.0     $  310.0
  Revolving Credit Facility(1)........................     260.0         62.3
  2018 Notes..........................................        --        100.0
  2028 Notes..........................................        --        100.0
                                                        --------     --------
          Total Long-term Debt(2).....................     570.0        572.3
                                                        --------     --------
Total Partners' Capital...............................     502.7        502.7
                                                        --------     --------
          Total Capitalization........................  $1,072.7     $1,075.0
                                                        ========     ========

---------------

(1) As of August 31, 1998, the Company had outstanding borrowings under the Revolving Credit Facility of $300 million.

(2) As of August 31, 1998, the Company's total outstanding long-term debt was $610 million. Additional borrowings have been and will be made by the Company subsequent to August 31, 1998 to fund a portion of the costs of SEP II, Terrace and other capital expenditures of the Company.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table presents selected historical financial and operating data of the Partnership as of the dates and for each of the periods indicated below. Such data have been derived from the Partnership's consolidated financial statements. The selected historical financial data as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Partnership's consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical financial data as of June 30, 1997 and 1998 and for the six-month periods then ended are derived from the Partnership's unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such data. The results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Partnership's historical consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     No separate financial information for the Company has been provided or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company.

                                                                                                        SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                                   -----------------------------------------------   -----------------
                                                    1993     1994     1995(1)   1996(2)     1997      1997      1998
                                                   ------   -------   -------   -------   --------   ------   --------
                                                                          (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Operating revenue..............................  $240.1   $ 246.0   $268.5    $274.5    $  282.1   $135.6   $  147.3
                                                   ------   -------   ------    ------    --------   ------   --------
    Power, operating and administrative
      expenses...................................   130.4     128.3    134.3     128.7       133.9     63.5       69.9
    Provision for prior years' rate refunds......      --        --     22.9      20.1          --       --         --
    Depreciation.................................    29.2      31.4     38.0      38.3        40.1     19.5       20.8
                                                   ------   -------   ------    ------    --------   ------   --------
  Total operating expenses.......................   159.6     159.7    195.2     187.1       174.0     83.0       90.7
                                                   ------   -------   ------    ------    --------   ------   --------
  Operating income...............................    80.5      86.3     73.3      87.4       108.1     52.6       56.6
  Interest and other income......................     3.1       4.1      7.1       9.6         9.7      5.1        4.1
  Interest expense...............................   (30.9)    (29.8)   (40.3)    (43.9)      (38.6)   (20.3)     (13.0)
  Minority interest..............................    (0.7)     (0.7)    (0.5)     (0.7)       (0.9)    (0.5)      (0.6)
                                                   ------   -------   ------    ------    --------   ------   --------
  Net income.....................................  $ 52.0   $  59.9   $ 39.6    $ 52.4    $   78.3   $ 36.9   $   47.1
                                                   ======   =======   ======    ======    ========   ======   ========
FINANCIAL POSITION DATA (AT PERIOD END):
  Cash and cash equivalents......................  $  8.9   $  42.0   $ 77.0    $ 89.6    $  118.6   $ 38.7   $   42.5
  Property, plant and equipment, net.............   622.1     727.6    725.1     763.5       850.3    776.9    1,053.4
  Total assets...................................   758.8     868.6    915.2     975.9     1,059.3    958.5    1,150.7
  Long-term debt.................................   344.0     364.0    395.0     463.0       463.0    463.0      570.0
  Partners' capital..............................   366.9     434.4    411.1     399.6       501.8    402.9      502.7
OTHER FINANCIAL DATA AND RATIOS:
  EBITDA(3)......................................  $109.7   $ 117.7   $111.3    $125.7    $  148.2   $ 72.1   $   77.4
  Cash flow from operating activities............    92.5     108.1    121.5      93.9       102.0     41.3       46.4
  Cash flow used in investing activities.........   (85.3)   (102.7)   (54.0)    (84.7)      (97.1)   (58.2)    (182.6)
  Cash flow from (used in) financing
    activities...................................   (28.5)     27.7    (32.5)      3.4        24.1    (34.0)      60.1
  Capital expenditures...........................    35.6     136.9     35.5      76.7       126.9     32.9      223.9
  Ratio of EBITDA to interest expense(4).........     3.6x      3.9x     2.8x      2.9x        3.8x     3.6x       6.0x
  Ratio of earnings to fixed charges(5)..........     2.6x      2.7x     1.9x      2.1x        2.8x     2.7x       2.9x
OPERATING DATA:
  Barrel miles(billions).........................     358       366      385       384         389      188        200
  Deliveries (thousands of barrels per day)
    United States................................     757       795      876       901         960      935      1,028
    Eastern Canada...............................     531       531      533       550         552      544        570
                                                   ------   -------   ------    ------    --------   ------   --------
        Total....................................   1,288     1,326    1,409     1,451       1,512    1,479      1,598
                                                   ======   =======   ======    ======    ========   ======   ========

                                                   (Footnotes on following page)

---------------

(1) Results for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, related to the June 1995 decision (Opinion No. 397) of the FERC. See
    "Business -- Tariffs."

(2) Results for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, related to the Settlement Agreement between the Partnership and representatives of certain of the Partnership's customers on all then-outstanding contested tariff rates. See "Business -- Tariffs."

(3) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used by the General Partner as a supplemental financial measurement in the evaluation of the Partnership's business and should not be considered as an alternative to net income, as an indicator of the operating performance of the Partnership or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information about the Partnership.

(4) The ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Partnership's ability to meet its financing costs.

(5) For purposes of calculating the ratio of earnings to fixed charges: (i) "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and (ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense, amortization of debt costs and the portion of rental expense representing the interest factor.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the historical financial condition and results of operations of the Partnership should be read in conjunction with the Partnership's historical consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. No separate financial information for the Company has been provided or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company.

GENERAL

     The Partnership is primarily engaged in the interstate transportation of crude oil and NGLs through the Lakehead System. The revenue, income and cash flows from the Lakehead System are sensitive to the supply of and demand for crude oil and NGLs in both Canada and the United States, to inflation and to changes in the regulatory environment in which the Partnership operates.

     The Lakehead System is operationally integrated with the IPL System, which is owned by the General Partner's Canadian parent company, IPL. Consequently, the Partnership's revenues are dependent upon the utilization of the IPL System by producers of western Canadian crude oil to reach markets in the United States and eastern Canada. IPL has advised the General Partner that in 1997 the IPL System transported approximately 65% of the total crude oil produced in western Canada, of which approximately 90% was transported by the Lakehead System. This level of throughput has resulted in the System operating at or near capacity for the past several years. SEP II and Terrace are projected to enable the Lakehead System to transport additional volumes from the Canadian border to the Midwest U.S. markets served by the Partnership. The new pipeline to be installed as part of SEP II is expected to be in service in early 1999 and the new pipeline and related facilities to be installed as part of Phase I of Terrace are expected to be placed into service in two stages in early and late 1999, respectively. Accordingly, SEP II and Terrace will not make a significant contribution to 1998 operating income or cash flow but are expected to have a favorable impact on the operating income and cash flow of the Partnership after 1998.

     The Partnership's operating income and cash flow will remain sensitive to the level of tariffs established from time to time under rules and regulations of the FERC. The Partnership anticipates filing a tariff surcharge in late 1998 or early 1999 to reflect the projected incremental costs and throughput resulting from SEP II. The Settlement Agreement sets forth parameters governing the tariff surcharge associated with SEP II. The Partnership has also entered into an agreement with customer representatives regarding the tariff surcharge associated with the Terrace expansion program. The Partnership anticipates that it will seek advance approval from the FERC for the tariff surcharges provided for in both agreements. See "Business -- SEP II Expansion Program," "-- Terrace Expansion Program" and "-- Tariffs."

     The General Partner believes that the future prospect for growth in the supply of western Canadian crude oil is substantial. Canada was the twelfth largest producer of crude oil in the world during 1996 and has a substantial oil and gas resource base. In particular, Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominately of oil sands deposits in the Province of Alberta. Firms involved in the production of heavy and synthetic crude oil from the oil sands region of western Canada have announced multibillion dollar expansion programs which, if completed, are projected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada early in the next century. At the end of 1997, expansion plans in excess of Cdn. $14 billion had been announced or were already in the design stage. However, there can be no assurance as to the pursuit, completion, or timing of such expansion programs, and such expansion plans are subject to numerous uncertainties and assumptions, including uncertainties and assumptions regarding future prices of oil. These expansion programs are anticipated to support the long-term utilization of the System and the Lakehead and IPL expansion projects discussed under "Business -- Business Strategy," "-- SEP II Expansion Program" and "-- Terrace Expansion Program."

RESULTS OF OPERATIONS

  Six Months ended June 30, 1998 Compared with Six Months ended June 30, 1997

     Net income for the six months ended June 30, 1998, was $47.1 million, an increase of $10.2 million over the same period last year due to higher operating revenue and lower interest expense, partially offset by higher operating expenses.

     Operating revenue for the six months ended June 30, 1998, increased $11.7 million to $147.3 million, primarily due to increased deliveries combined with the effect of a change in the composition of total deliveries to a higher proportion of heavy crude oil. The greater proportion of heavy crude oil contributes additional revenue because the tariff rate for heavy crude oil is greater than that for lighter crude oil due to the higher viscosity of heavy crude oil, which makes it more expensive to pump. The Partnership's tariff rates at July 1, 1998, for medium and heavy crude oil deliveries to the Chicago area were approximately 7% and 18% higher, respectively, than that for lighter crude oils. Deliveries averaged 1,598,000 barrels per day for the first six months of 1998, up 8% from the 1,479,000 averaged for the first half of last year. Deliveries increased due to greater movement of crude oil from western Canada into the Midwest U.S. and increased receipts of U.S. crude in the Chicago area for delivery to eastern Canada. System utilization, measured in barrel miles, was 200 billion for the first six months of 1998, up 6% from 188 billion for the first half of last year due to increased deliveries. The increased system utilization reflects, in part, the benefits of past pipeline expansion activities.

     Total operating expenses for the first six months of 1998 were $7.7 million higher than the same period of 1997 due to increased power, operating and administrative, and depreciation costs. Power costs increased $4.8 million primarily due to increased deliveries. The increase in operating and administrative costs of $1.6 million was primarily due to increased costs associated with internal inspection of segments of the Partnership's pipeline system. Depreciation expense increased $1.3 million due to growth in property, plant and equipment.

     Interest expense for the first six months of 1998 was $7.3 million less than the same period of 1997 primarily due to increased capitalized interest in the first six months of 1998 related to SEP II capital expenditures.

 Year ended December 31, 1997 Compared with the Year ended December 31, 1996 and Year ended December 31, 1996 Compared with the Year ended December 31, 1995

     The Partnership experienced record operational performance during 1997 as deliveries averaged 1,512,000 barrels per day, up from the 1,451,000 barrels per day averaged during 1996. This 4% growth in Lakehead System deliveries translated into a 1% increase from 1996 in system utilization measured in barrel miles, reflecting a higher proportion of shorter haul deliveries to the significant Midwest and eastern Canadian markets served by the Partnership. Deliveries during 1996 increased 3%, and barrel miles were relatively unchanged, compared with 1995. Over the three-year period, increased deliveries resulted from greater crude oil production in western Canada and increased pipeline capacity from the Partnership's expansion programs.

     Net income for 1997 was $78.3 million compared with $52.4 million for 1996 and $39.6 million for 1995. Net income for 1996 and 1995 was impacted by rate refunds and related interest recorded in response to various tariff rate regulatory developments. Even though the Partnership had been recording a provision for a potential rate refund since 1992, additional provisions were required in 1995, with respect to FERC Opinion No. 397, and in 1996, with respect to the Settlement Agreement between the Partnership and representatives of certain of the Partnership's customers. In October 1996, the FERC approved the Settlement Agreement. The Settlement Agreement provided for a tariff rate reduction of approximately 6% and total rate refunds and interest of $120.0 million through the effective date of October 1, 1996, with interest accruing thereafter on the unpaid balance. The Settlement Agreement concluded a protracted dispute between the Partnership and its customers concerning the level of tariff rates. See "Business -- Tariffs -- General; Settlement Agreement."

     Net income for 1997 was $25.9 million higher than net income in 1996. A 1996 non-recurring charge of $20.1 million related to prior years' rate refunds accounts for a majority of the increase. This provision, together with an interest accrual of $3.2 million, were recorded in 1996 in response to the Settlement Agreement. In addition, a combination of higher operating revenue and lower interest expense, partially offset by higher operating expense, led to the increase in net income.

     Net income for 1996 was $12.8 million higher than net income for 1995, primarily due to increased revenues and lower operating costs resulting from cost control activities of the General Partner. In addition, a lower provision for prior years' rate refunds during 1996 contributed to the increase in net income. During 1995, prior years' rate refunds and interest charges of $22.9 million and $1.5 million, respectively, were recorded in response to FERC Opinion No. 397, compared with $20.1 million and $3.2 million, respectively, recorded in 1996 as a result of the Settlement Agreement.

     Operating revenue for 1997 was $7.6 million higher than operating revenue for 1996, primarily due to increased deliveries and the transportation of a greater proportion of heavy crude oil (up 22% to 573,000 barrels per day). The tariff rate for heavier crude oil is greater than that for lighter crude oil primarily due to its higher viscosity which requires more power to pump. Operating revenue was also favorably impacted by the full year impact of a July 1996 tariff rate increase of 0.9%, and an additional 1.6% on July 1, 1997, as allowed under the FERC's indexing methodology. Operating revenue for 1996 and 1995 is representative of the tariff rates implied in the Settlement Agreement. Operating revenue for 1996 was $6.0 million higher than 1995 primarily due to a greater proportion of heavy crude oil deliveries (up 29% to 471,000 barrels per day) and the 1996 mid-year tariff rate increase.

     Total 1997 operating expenses were $13.1 million less than 1996 operating expenses primarily due to the absence of a provision for prior years' rate refunds in 1997 as compared to the $20.1 million rate refund recorded in 1996 as a result of the Settlement Agreement. The decrease in total operating expenses was somewhat offset by higher power costs ($3.9 million) associated with a heavier crude oil mix, operational considerations, and increased deliveries. Depreciation expense for 1997 increased $1.8 million primarily due to growth in property, plant and equipment, somewhat offset by the impact of revised depreciation rates that became effective on July 1, 1996. The depreciation rates were revised to better represent the expected service life of the pipeline system. Other operating expenses increased $1.3 million primarily due to higher property taxes. Total 1996 operating expenses were $8.1 million less than in 1995 primarily due to lower power costs ($2.2 million), oil losses ($2.8 million) and provision for prior years' rate refunds ($2.8 million). Efficiencies gained from the Partnership's ongoing power cost management initiative, partially offset by the transportation of greater amounts of heavy crude oil, led to the decrease in power costs in 1996. Oil losses are impacted by operational considerations, including changing customer delivery requirements, and changes in crude oil prices, resulting in variances in the level of oil losses from year to year. Depreciation expense for 1996 increased only slightly over 1995 due to the impact of new depreciation rates, effective July 1, 1996.

     Interest expense for 1997 decreased $5.3 million from 1996 interest expense. This decrease was primarily due to lower balances and interest rates with respect to rate refunds payable, and increased capitalized interest attributable to greater construction work in process balances during 1997. These changes were partially offset by additional interest on greater average borrowings in 1997 under the Revolving Credit Facility. Interest expense for 1996 was $3.6 million greater than in 1995 primarily due to the impact of additional borrowings under the Revolving Credit Facility to finance enhancement capital expenditures, including SEP I and additional interest accruals required in 1996 as a result of the Settlement Agreement ($1.7 million).

LIQUIDITY AND CAPITAL RESOURCES

  Uses of Capital

     The Partnership distributes quarterly all of its Available Cash, which is generally defined in the partnership agreements of the Partnership to mean, with respect to any calendar quarter, the sum of all of the cash receipts of the Partnership plus net reductions to reserves less all of its cash disbursements and net additions to reserves. These reserves are retained to provide for the proper conduct of the Partnership's business, to stabilize distributions of cash to the Partnership's partners and as necessary to comply with the terms of any agreement or obligation of the Partnership. Through August 14, 1998, the Partnership has paid three quarterly distributions during 1998 (including minority interest) totaling $71.5 million ($46.7 million through June 30, 1998).

     In addition to providing for cash distributions, cash will be required for ongoing capital expenditures, including those relating to SEP II and Terrace. In the first six months of 1998, capital expenditures totaled $223.9 million, of which $196.4 million related to SEP II and $23.2 million related to Terrace. During the second half of 1998, the Partnership expects to make substantially all of the remaining $111.6 million of capital expenditures related to SEP II and approximately $76.8 million related to Terrace. Any portion of SEP II capital expenditures remaining after 1998 is expected to be spent in the first quarter of 1999 and the remaining balance of capital expenditures for Terrace of approximately $38.0 million is expected to be spent in 1999. In addition to capital expenditures related to SEP II and Terrace, the Partnership anticipates spending approximately $11.0 million for other Lakehead System enhancements and approximately $10.0 million for core maintenance activities in 1998, of which $2.0 million and $2.3 million, respectively, has been spent in the first six months of 1998. Thereafter, ongoing capital expenditures are expected to average approximately $12.0 million to $20.0 million on an annual basis (approximately 50% for enhancement and 50% for core maintenance of the Lakehead System). In addition to these ongoing capital expenditures, the Partnership anticipates it may incur other capital expenditures. See "Business -- Business
Strategy -- Lakehead System Expansion Projects." Core maintenance activities, such as the replacement of equipment that is completing its useful life and preventive maintenance programs, are expected to be undertaken to enable the Lakehead System to continue to operate at its maximum capacity. Enhancements to the Lakehead System, such as renewal and replacement of pipe and other enhancements, are expected to extend the life of the Lakehead System and permit the Partnership to respond to developing industry and government standards and changing service expectations of its customers.

     On an annual basis the Partnership makes expenditures of a capital and operating nature related to maintaining compliance of the Lakehead System with applicable environmental and safety regulations. Capital expenditure amounts for safety and environmental purposes comprise a portion of the routine core maintenance and enhancement capital expenditure amounts routinely incurred by the Partnership. Amounts are not readily segregated since individual projects may be undertaken for a variety of reasons in addition to environment and safety considerations. Other reasons for undertaking a project include age and condition, and improvement in the efficiency of pipeline operations. In addition to capital expenditures the Partnership incurs operating expenses of a safety and environmental nature. These amounts are not material in relation to the Partnership's results of operations. Environment, safety, and remediation expenditures, whether capital or operating, are not anticipated to vary materially from recent historical experience of the Partnership, and are not anticipated to adversely impact results of operations.

     In connection with the transfer of the pipeline business to the Partnership in 1991, the General Partner has agreed to indemnify the Partnership from and against substantially all liabilities, including liabilities related to environmental matters, arising from operations prior to the transfer. This indemnification does not apply to amounts that the Partnership would be able to recover through its tariffs or through insurance, or to any liabilities relating to changes in laws after December 27, 1991. The Partnership maintains insurance coverage approximating Cdn. $500 million for sudden and accidental discharges of crude oil and NGLs. The General Partner considers this level of coverage and the Cdn. $1 million deductible appropriate in the Partnership's business environment.

     As noted previously, in October 1996, the FERC approved the Settlement Agreement between the Partnership and representatives of certain of the Partnership's customers on all then-outstanding contested tariff rates. The agreement provided for a tariff rate reduction of approximately 6% and total rate refunds and interest of $120.0 million through the effective date of October 1, 1996, with interest accruing thereafter on the unpaid balance. The Partnership made rate refunds of $41.8 million in the fourth quarter of 1996, $27.7 million in 1997 and $14.6 million in the first six months of 1998. Current rate refunds are being paid through a 10% reduction of tariff rates. This 10% reduction went into effect in the fourth quarter of 1996 and will continue until all refunds have been made. Based on the $41.8 million remaining balance at June 30, 1998 and projected Lakehead System deliveries, the 10% refund credit is expected to remain effective until sometime during the second half of 1999.

  Sources of Capital

     At June 30, 1998, the Partnership had $55.1 million in cash, cash equivalents and short-term investments. Of these amounts, $24.7 million was set aside to provide for the cash distribution to partners payable August 14, 1998, leaving a balance of $30.4 million. This balance can be used by the Partnership to fund capital expenditures, distributions or any other reasonable business needs, as determined by the General Partner in its sole discretion. On a combined basis, cash, cash equivalents and short-term investments at June 30, 1998 were $117.4 million lower than at December 31, 1997 primarily due to significant capital expenditures resulting from SEP II and other capital projects.

     At June 30, 1998, the Company had outstanding $310.0 million aggregate principal amount of first mortgage notes bearing interest at the rate of 9.15% per annum, payable semi-annually. The notes are due and payable in ten equal annual installments beginning in the year 2002.

     At June 30, 1998, the Company had outstanding borrowings under the Revolving Credit Facility of $260.0 million. Subject to complying with certain financial covenants, the Company expects to have the ability to borrow amounts under the Revolving Credit Facility to finance capital expenditures up to a total maximum outstanding amount of $350.0 million. The Revolving Credit Facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice to the Company of their intent not to extend. The current maturity date of the Revolving Credit Facility is September 6, 2003.

     The Partnership intends to fund the remaining portion of SEP II, its share of the cost of Terrace and other remaining 1998 and 1999 Lakehead System enhancements with borrowings under the Revolving Credit Facility (which will be paid down with the proceeds from the Offering), future equity and debt offerings, other bank borrowings, borrowings from the General Partner and its affiliates, cash generated from operations and existing cash and cash equivalent balances. The Partnership intends to fund 1998 and 1999 core maintenance expenditures with cash from operations. On an ongoing basis, the Partnership expects to be able to finance capital expenditures through a combination of future equity and debt offerings, bank borrowings, cash generated from operations, and existing cash and cash equivalent balances.

     Cash from operating activities for the six months ended June 30, 1998 was $46.4 million. This was an increase over the $41.3 million for the six months ended June 30, 1997, primarily due to increased earnings partially offset by a net increase in operating working capital requirements.

MONTREAL EXTENSION REVERSAL

     The IPL System includes a section which extends from Sarnia, Ontario to Montreal, Quebec (the "Montreal Extension" or "Line 9"). The portion of the Montreal Extension from Sarnia to North Westover, Ontario is currently in west to east service and the portion of the Montreal Extension from North Westover to Montreal has been purged with nitrogen and remains available for service. IPL and a group of refiners have developed a project to reverse the Montreal Extension to enable crude oil imported into eastern Canada through facilities of Portland Pipe Line Corporation and Montreal Pipe Line Limited to be transported on the Montreal Extension in an east to west direction from Montreal to the major refining centers in Ontario (the "Montreal Extension Project"). The Canadian National Energy Board (the "NEB") approved construction of facilities as well as the tolling methodology for the Montreal Extension Project on December 18, 1997. IPL has advised the General Partner that when construction is complete (expected in 1999), the reversed Montreal Extension is anticipated to have a capacity of approximately 160,000 barrels per day and to have an ultimate capacity of 240,000 barrels per day by 2000. While the reversal of the Montreal Extension would result in IPL becoming a competitor of the Lakehead System for supplying crude oil to the Ontario market, such a reversal is expressly permitted by the agreements entered into at the time of formation of the Partnership.

     Although the General Partner anticipates that the reversal of the Montreal Extension will result in a decline in deliveries over the Lakehead System to eastern Canada, such reversal is not anticipated to have a material adverse impact on the Partnership because displaced volumes are expected to be redirected to existing U.S. markets served by the Lakehead System, although at reduced tariffs (due to shorter transportation distances). At July 31, 1998, the Partnership's published tariff rate to Chicago of $0.538 per barrel for light crude oil was approximately $0.076 per barrel less than the light crude oil rate to eastern Canada. The level of decline in deliveries over the Lakehead System to eastern Canada will be dependent upon the global crude oil market dynamics and the level of utilization of the Montreal Extension.

                                    BUSINESS

GENERAL

     The Partnership and IPL are engaged in the transportation of crude oil and other liquid hydrocarbons through the System. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as in Ontario and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois. The System consists of the IPL System in Canada and the Lakehead System, which is owned by the Partnership, in the United States.

     The IPL System, which is owned and operated by IPL, extends approximately 1,200 miles from Edmonton, Alberta, across the Canadian prairies to the U.S. border near Neche, North Dakota, and continues from the U.S. border near Marysville, Michigan to Toronto, Ontario, and Montreal, Quebec, with lateral lines to Nanticoke, Ontario, and Niagara Falls, Ontario. The IPL System includes a pipeline which is owned and operated by Interprovincial Pipe Line (NW) Ltd., a wholly owned subsidiary of IPL Energy. This pipeline extends approximately 540 miles between Norman Wells, Northwest Territories and Zama, Alberta and connects from Zama, through a system owned by others, to the IPL System at Edmonton.

     Shipments tendered to the IPL System originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada and reach the IPL System through facilities owned and operated by third parties or affiliates of IPL. Deliveries from the IPL System are currently made in the prairie provinces of Canada and, through the Lakehead System, in the Great Lakes and Midwest regions of the United States and the Province of Ontario, principally to refineries, either directly or through connecting pipelines of other companies.

     The Lakehead System traverses approximately 1,750 miles from the Canadian border near Neche to the Canadian border near Marysville. The Lakehead System consists of three separate lines extending from the Canadian border near Neche to Superior, and a line from the Canadian border near Neche to Clearbrook, Minnesota. At Superior, the pipeline continues as two separate and diverging lines, one traversing through the upper Great Lakes region and the other through the lower Great Lakes region of the United States, with both lines re-entering Canada at a point near Marysville. The Lakehead System also includes a lateral line from the Canadian border near Niagara Falls, Ontario to the Buffalo, New York area. Crude oil and NGLs are received by the Lakehead System at the Canadian border from the IPL System and, to a lesser extent, at a number of other receipt points, including U.S. and Canadian production at Clearbrook (through a connection with Portal Pipe Line Company), U.S. production at Stockbridge and Lewiston, Michigan and U.S. and offshore production in the Chicago area. Shipments are scheduled into the pipeline in accordance with customer nominations.

     All scheduling of shipments (including routes, storage, etc.) is handled by IPL in coordination with the General Partner. The Lakehead System includes 16 connections to pipelines and refineries at various locations in the United States, including the Chicago, Minneapolis-St. Paul, Detroit, Toledo and Buffalo refining areas, and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub. The Lakehead System currently has approximately nine million barrels of tankage capacity at its three main terminals at Clearbrook, Superior and Griffith, Indiana. The tankage capacity is utilized both to gather crude oil prior to injection into the Lakehead System and to provide tankage in order to facilitate more flexible oil movements scheduling. At Superior, all crude oil is removed from the Lakehead System, directed into tankage and then, when appropriate to meet the requirements of batch movements, reinjected into the Lakehead System for delivery through either the upper Great Lakes region or the lower Great Lakes region.

BUSINESS STRATEGY

     The Lakehead System, together with the IPL System, serves as a strategic link between the western Canadian oil fields and the markets of the Midwest U.S. and eastern Canada and currently operates at or near capacity. In response to the continuing trend of increasing supply of crude oil from western Canada and the growing demand in the markets of the Midwest U.S., the Partnership plans not only to maintain the service capability of the existing Lakehead System but also to expand its capacity where appropriate. To the extent allowed under FERC orders, or by agreement with customers, the Partnership anticipates filing for additional tariff increases and surcharges from time to time to reflect these ongoing expansions. See "-- FERC Regulation" and "-- Tariffs."

  Lakehead System Expansion Projects

     In implementing its business strategy, the Partnership pursues opportunities to maximize utilization of and to expand the Lakehead System. Major capacity expansion projects currently under development include:

     - SEP II -- This expansion program, which began in 1996, is expected to provide an additional 170,000 barrels per day of delivery capacity on the Lakehead System from Superior to Chicago. Current constraints on the capacity of the IPL System in western Canada, however, will limit incremental volumes reaching the Lakehead System to approximately 120,000 barrels per day. These capacity constraints are expected to be alleviated following the completion of the initial stage of Phase I of the Terrace expansion program. See "-- Terrace Expansion Program." SEP II, which is expected to cost approximately $400 million, was undertaken in response to apportionment of the existing capacity on the System among suppliers of western Canadian crude oil and NGLs. SEP II is being undertaken in conjunction with a Cdn. $140 million capacity expansion of the IPL System by IPL. SEP II is expected to be completed in early 1999. See "-- SEP II Expansion Program."

     - Terrace Expansion Program -- This expansion program, which is being undertaken by the Partnership in conjunction with IPL, consists of a multistage expansion of both the Lakehead System and the IPL System. Subject to continued industry support, customer requirements and receipt of regulatory approvals, the General Partner and IPL anticipate that this expansion program will be completed over the period 1999 through 2005. Phase I of the Terrace expansion program is expected to provide an initial 95,000 barrels per day of added heavy crude oil capacity commencing in the first quarter of 1999, rising to a total of 170,000 barrels per day of added heavy crude oil capacity by the end of 1999. Phase I construction commenced in Canada in August 1998 and in the U.S. in September 1998. Phase I of Terrace is anticipated to cost the Partnership approximately $138 million for construction of facilities in the U.S., and to cost IPL Cdn. $610 million for construction of facilities in Canada. The General Partner anticipates that approximately $100 million will be spent by the Partnership on its portion of Terrace in 1998, with the remaining balance to be spent in 1999. Subsequent phases of Terrace are dependent upon customer requirements and, if completed, are expected to provide up to 350,000 barrels per day of added heavy crude oil capacity in addition to the 170,000 barrels per day to be provided by Phase I. Subject to completion of all phases of Terrace, and after allowing for anticipated declines in light crude oil production, total System delivery capability is expected to increase by 350,000 barrels per day. See "-- Terrace Expansion Program."

 IPL Energy Projects

     IPL Energy is also engaged in North American crude oil pipeline projects that are related to the System. The General Partner believes that, even though they are not owned by the Partnership, certain of these projects are complementary to SEP II and Terrace since the projects may result in increased deliveries on the Lakehead System. Such projects are summarized below:

     - Mustang Pipeline -- In 1996, a U.S. subsidiary of IPL Energy entered into a partnership ("Mustang Pipe Line Partners") with Mobil Illinois Pipe Line Company, a subsidiary of Mobil Oil Corporation, to own and operate a crude oil pipeline that connects the Lakehead System to the Patoka/Wood River refinery area and pipeline hub south of Chicago. This connection, which has the capacity to transport 100,000 barrels per day, provides the Partnership's customers with additional access to heavy crude oil markets south of Chicago. The Partnership has entered into a joint tariff agreement with Mustang Pipe Line Partners covering future shipments of western Canadian crude oil over the Lakehead System and the Mustang pipeline. The joint tariff agreement provides for lower transportation costs to shippers desiring access to the Patoka/Wood River market area, an incentive the General Partner believes complements SEP II and Terrace.

     - Toledo Pipeline -- IPL Energy has commenced storage tank and station construction and is anticipating beginning construction of a new pipeline in September 1998 which, together with an existing pipeline that is being leased by IPL Energy, would connect the Partnership's facilities at Stockbridge, Michigan to refineries in Detroit, Michigan and Toledo, Ohio. A U.S. subsidiary of IPL Energy has entered into agreements with the principal customers regarding the level of minimum utilization for the new pipeline. IPL has advised the General Partner that the Toledo pipeline is expected to begin operations in the first half of 1999 with an approximate capacity of 80,000 barrels per day in heavy crude oil service.

     - Wild Rose Pipeline -- IPL Energy has received Alberta Energy Utilities Board approval for the construction of a new 30-inch pipeline for the delivery of heavy crude oil from the Athabasca and Cold Lake oil sands region near Fort McMurray, Alberta to Hardisty, Alberta (the "Wild Rose Pipeline"). At Hardisty, the Wild Rose Pipeline will access other pipeline systems, including the IPL System in western Canada. This project will provide new pipeline capacity to accommodate anticipated growth in crude oil production from the Athabasca oil sands region. IPL has advised the General Partner that the Wild Rose Pipeline is anticipated to have a capacity of approximately 570,000 barrels per day upon completion, which is expected to occur in early 1999.

DESCRIPTION OF THE LAKEHEAD SYSTEM

     The Lakehead System currently consists of approximately 2,700 miles of pipe with diameters ranging from 12 inches to 48 inches, 58 main line pump station locations with a total of approximately 590,000 installed horsepower and 54 tanks with an aggregate capacity of approximately nine million barrels. The volume of liquid hydrocarbons in the Lakehead System that is required at all times for operation amounts to approximately 12 million barrels, all of which is owned by the shippers on the Lakehead System. The Lakehead System regularly transports up to 35 different types of liquid hydrocarbons, including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes and NGLs.

     The Lakehead System is comprised of a number of separate segments as follows (excluding property under construction):

          (i) (a) the portion of Line 13 that extends from the Canadian border near Neche to Clearbrook consisting of 18-inch pipe;

             (b) the portions of Lines 1, 2, and 3 that extend from the Canadian border near Neche to Superior consisting of 20-(18-inch from Clearbrook to Superior), 26- and 34-inch pipe, respectively; Line 3 is looped with approximately 120 miles of 48-inch pipe;

          (ii) Line 5, a 30-inch line from Superior through the upper Great Lakes region via the upper peninsula of Michigan and across the Straits of Mackinac to the Canadian border near Marysville;

          (iii) the portion of Line 6 that is a 34-inch line extending from Superior to the Chicago area;

          (iv) the portion of Line 6 that is a 30-inch line extending from the Chicago area to the Canadian border near Marysville; and

          (v) the portion of Line 10 that is a lateral line from the Canadian border near Niagara Falls to the Buffalo area consisting of 12-inch pipe and which is looped with a four-mile section of 20-inch pipe.

     Estimated capacities of the various segments of the Lakehead System as of January 1, 1998, are set forth below. The estimated capacities set forth below do not include additional delivery capability to be added as a result of SEP II or Terrace. See "-- SEP II Expansion Program" and "-- Terrace Expansion Program."

                                                                 THOUSANDS OF
                                                                BARRELS PER DAY
                                                              -------------------
                                                               DESIGN     ANNUAL
                        LINE SEGMENT                          CAPACITY   CAPACITY
                        ------------                          --------   --------
Canadian border to Clearbrook...............................   1,748      1,476
Clearbrook to Superior......................................   1,532      1,248
Superior to Canadian border near Marysville (through the
  upper Great Lakes region).................................     566        509
Superior to Chicago area....................................     782        704
Chicago area to Canadian border near Marysville.............     419        377
Canadian border near Niagara Falls to the Buffalo area......      73         65

     Design capacity is the absolute theoretical system capacity and assumes that all required horsepower is fully operational at all times. Annual capacity, which takes into account receipt and delivery patterns and ongoing pipeline maintenance, reflects achievable rates over long periods of time.

     The chart below depicts the System following the completion of SEP II and Terrace and describes the types of petroleum products transported through the various lines in the System.

                            THE IPL/LAKEHEAD SYSTEM

                                   [DIAGRAM]

SEP II EXPANSION PROGRAM

     The Partnership has commenced the SEP II expansion of the Lakehead System consisting primarily of a new pipeline ("Line 14") from Superior to the Chicago area. This expansion of the Lakehead System is being undertaken at the request of western Canadian crude oil shippers to address System capacity constraints and forecasted increases in the crude oil supply in western Canada and increased demand in the Midwest U.S.

     Increases in crude oil supply in western Canada are forecast to coincide approximately with and partially to offset decreases in domestic crude oil supply produced in the Rocky Mountain and Midwest U.S. areas. The General Partner believes that this forecasted decrease in domestic supply, coupled with the forecasted increase in demand for crude oil in the Midwest U.S., supports the need for SEP II. Furthermore, the General Partner believes that refineries located in the Midwest U.S. are particularly well positioned to utilize the expected increases in western Canadian heavy crude oil production since they are already the primary consumers of western Canadian heavy crude oil. See
"-- Supply of and Demand for Western Canadian Crude Oil."

     SEP II will add approximately 450 miles of 24-inch pipeline which, together with other pipeline system modifications, is projected to provide approximately 170,000 additional barrels per day of delivery capacity to the Midwest U.S. markets served by the Partnership. Current constraints on the capacity of the IPL System in western Canada, however, will initially limit incremental volumes reaching the Lakehead System to approximately 120,000 barrels per day. These capacity constraints are expected to be alleviated following the completion of the initial stage of Phase I of the Terrace expansion program. See "-- Terrace Expansion Program." In addition to the new pipeline, SEP II includes the construction of six new pump stations along the pipeline route and additional terminalling facilities in Superior and Mokena, Illinois. Additional system modifications will be required on facilities west of Superior to enhance the Lakehead System's existing delivery capability. SEP II complements a Cdn. $140 million expansion of the IPL System. Although the new pipeline is expected to initially provide an additional 170,000 barrels per day of delivery capacity, it is being designed for an ultimate potential capacity of 350,000 barrels per day to facilitate future expansions through the installation of additional pumping units. Current estimated expenditures for the major components of SEP II are as follows:

                                                                   AMOUNT OF
DESCRIPTION OF EXPENDITURE                                        EXPENDITURE
--------------------------                                   ---------------------
                                                             (DOLLARS IN MILLIONS)
New pipeline facilities....................................          $330
Six new pump stations......................................            40
Additional terminalling facilities.........................            10
Existing system modifications..............................            20
                                                                     ----
     Total.................................................          $400
                                                                     ====

     A total of $288.4 million has been expended on SEP II through June 30, 1998. It is anticipated that substantially all of the remaining $111.6 million will be expended in 1998 to complete the project.

     The Partnership expects to file a tariff surcharge in late 1998 or early 1999 to reflect the projected incremental costs and throughput resulting from SEP II. In accordance with the Settlement Agreement, the necessary tariff surcharge will be added to the Partnership's indexed tolls and, therefore, will not be subject to the FERC's index ceiling mechanism. The Settlement Agreement outlines the principles governing the SEP II tariff surcharge. Although the FERC has generally approved the Settlement Agreement, such approval does not constitute a ruling or decision regarding the merits of future rate filings, including those related to SEP II. The Partnership anticipates that it will seek advance approval from the FERC for the SEP II tariff surcharge by way of a petition for a declaratory order to be filed in the fall of 1998. See
"-- Tariffs -- General; Settlement Agreement."

     In May 1997, the ICC denied the Partnership's application for a certificate that is a necessary first step toward receiving condemnation authority in Illinois with respect to SEP II. Without such condemnation authority, the cost to obtain rights of way in connection with SEP II has increased. However, as the ICC does not have jurisdiction to decide whether or not the Partnership can build Line 14 through Illinois, the Partnership is continuing with its construction of Line
14. At September 10, 1998, in excess of 98% of the line's route had been secured or contractually committed. The Partnership is in the process of acquiring the remaining environmental and construction permits necessary for certain portions of the new pipeline.

     A temporary restraining order ("TRO") was recently issued that prevents the Partnership from commencing construction on a portion of Line 14 in McHenry County, Illinois. A hearing on whether a preliminary injunction should issue pending a hearing on whether a permanent injunction should issue will be held shortly. If the Partnership is unsuccessful in having this TRO dissolved, the Partnership will not be allowed to commence construction on Line 14 in the affected area until resolution of this issue at a hearing on a permanent injunction which is expected to be held in January 1999. If the TRO is not dissolved, the Partnership will assess its available options at that time, which might include rerouting the pipeline around the affected area. Rerouting the pipeline around the affected area would likely result in a delay in the completion of SEP II. See "Risk Factors -- Considerations Relating to the Partnership's Business -- SEP II Right of Way Acquisition and Permitting."

TERRACE EXPANSION PROGRAM

     The Terrace expansion program, which is being undertaken by the Partnership in conjunction with IPL, consists of a multi-stage expansion of both the Lakehead System and the IPL System. Phase I is expected to be completed in two stages to provide an initial 95,000 barrels per day of added heavy crude oil capacity commencing in the first quarter of 1999, rising to a total of 170,000 barrels per day of added heavy crude oil capacity by the end of 1999.

     Phase I includes construction of a new 36-inch diameter pipeline and related facilities that will run from Kerrobert, Saskatchewan, to Clearbrook, Minnesota. The new pipeline construction will join existing 48-inch pipeline loops between Kerrobert and Clearbrook, creating another separate pipeline joining those locations. IPL's application with the NEB for approval to construct facilities in Canada was approved in June 1998. Construction commenced in Canada in August 1998 and in the U.S. in September 1998.

     Phase I is anticipated to cost the Partnership approximately $138 million for construction of facilities in the U.S., and to cost IPL Cdn. $610 million for construction of facilities in Canada. The General Partner anticipates that approximately $100 million will be spent by the Partnership on its portion of Terrace in 1998, with the remaining balance to be spent in 1999. Subsequent phases of Terrace are dependent upon customer requirements and, if completed, are expected to provide up to 350,000 barrels per day of added heavy crude oil capacity in addition to the 170,000 barrels per day of added heavy crude oil capacity to be provided by Phase I of Terrace. Subject to completion of all phases of Terrace, and after allowing for anticipated declines in light crude oil production, total System delivery capability is expected to increase by 350,000 barrels per day.

     Phase two of Terrace ("Phase II") is anticipated to include the extension of the 36-inch pipeline on the IPL System between Hardisty, Alberta and Kerrobert. The tentative in-service date for Phase II is the second half of 2000. Phase II would add up to 40,000 barrels per day of incremental capacity to the System. The Partnership does not expect to incur any capital expenditures with respect to Phase II of Terrace. Phase three of Terrace ("Phase III"), which is subject to customer requirements and industry support, would include an extension of the 36-inch pipeline on the Lakehead System between Clearbrook and Superior and would provide up to 140,000 barrels per day of incremental capacity at an estimated cost to the Partnership of $178 million (1997 constant dollars). Later stages of Terrace could include the addition of pumping units and a line heater to Line 14 between Superior and Chicago, as well as the possible extension of that line to Griffith, Indiana. The in-service commitments made by IPL and the General Partner are subject to customers providing written notice requesting construction in advance of the proposed in-service dates.

     In April 1998, the Partnership, in conjunction with IPL Energy and IPL, entered into a tariff tolling agreement (the "Terrace Agreement") with the Canadian Association of Petroleum Producers ("CAPP") for the proposed Terrace expansion program. CAPP is a trade association that represents nearly all of the Partnership's customers. The Terrace Agreement provides for a fixed tariff increase of Cdn. $0.05 per barrel for transportation from Edmonton to Chicago. The Cdn. $0.05 per barrel increase will be allocated between

IPL and the Partnership, with the Partnership's portion (anticipated initially to be Cdn. $0.02 per barrel) added as an incremental surcharge to the Partnership's rates and, therefore, not subject to the FERC's index ceiling mechanism. In the event Phase II and Phase III of Terrace do not proceed, the Cdn. $0.05 per barrel tariff surcharge will likely not be sufficient for the Partnership or IPL to cover their incremental cost of service on their Phase I investment in Terrace. In this circumstance, the Terrace Agreement contains a cost-of-service reversion clause which will permit the Partnership to make a cost-based tariff application with the FERC to seek to recover capital and operating costs and earn a reasonable return on its Terrace investment. The Terrace Agreement contains other provisions that may increase or decrease the Cdn. $0.05 tariff surcharge and may alter the allocation of such tariff surcharge between IPL and the Partnership. The Partnership anticipates that it will seek advance approval from the FERC for the tariff surcharge by way of a petition for a declaratory order to be filed in the fall of 1998.

DELIVERIES FROM THE LAKEHEAD SYSTEM

     Deliveries from the Lakehead System are made in the Great Lakes and Midwest regions of the United States and in Ontario, principally to refineries, either directly or through connecting pipelines of other companies. Major refining centers within these regions are located near Sarnia, Nanticoke and Toronto, Ontario; the Minneapolis-St. Paul area of Minnesota; Superior, Wisconsin; the Chicago area of Illinois and Indiana; the Patoka/Wood River area of southern Illinois; and the Detroit, Michigan, Toledo, Ohio, and Buffalo, New York areas. Crude oil and NGLs transported by the Lakehead System are feedstock for refineries and petrochemical plants.

     The U.S. Government segregates the United States into five districts, Petroleum Administration for Defense Districts ("PADD"), for purposes of its strategic planning to ensure crude oil supply to key refining areas in the event of a national emergency. The oil industry utilizes these districts in reporting statistics regarding oil supply and demand. The Lakehead System services, directly or through connecting lines, the northern tier of PADD II, and U.S. governmental publications project that crude oil demand in this area will increase slightly. In addition, such publications project the total supply of crude oil from producing areas in the U.S. Southwest, Rocky Mountains and Midwest that currently serve the entire PADD II market to decline in the near term as reserves are depleted, resulting in a need for additional supplies of crude oil to replace the continuing demand.

     The following table sets forth Lakehead System average deliveries per day and barrel miles for each of the years in the five-year period ended December 31, 1997 and for the six months ended June 30, 1997 and 1998.

                                                 DELIVERIES (THOUSANDS OF BARRELS PER DAY)
                                          -------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31,            SIX MONTHS
                                          -------------------------------------   ENDED JUNE 30,
                                          -------------------------------------   ---------------
                                          1993    1994    1995    1996    1997     1997     1998
                                          -----   -----   -----   -----   -----   ------   ------
UNITED STATES:
  Light crude oil.......................    332     335     345     309     282     261      297
  Medium and heavy crude oil............    421     452     513     569     652     648      704
  Natural gas liquids...................      4       8      18      23      26      26       27
                                          -----   -----   -----   -----   -----   -----    -----
     Total United States................    757     795     876     901     960     935    1,028
                                          -----   -----   -----   -----   -----   -----    -----
EASTERN CANADA:
  Light crude oil.......................    333     321     332     348     355     357      352
  Medium and heavy crude oil............     97     108      96     102      98      87      108
  Natural gas liquids...................    101     102     105     100      99     100      110
                                          -----   -----   -----   -----   -----   -----    -----
     Total Eastern Canada...............    531     531     533     550     552     544      570
                                          -----   -----   -----   -----   -----   -----    -----
TOTAL DELIVERIES........................  1,288   1,326   1,409   1,451   1,512   1,479    1,598
                                          =====   =====   =====   =====   =====   =====    =====
BARREL MILES (billions).................    358     366     385     384     389     188      200
                                          =====   =====   =====   =====   =====   =====    =====

     Deliveries to U.S. destinations as a percentage of total volumes shipped on the Lakehead System have increased over the past five years and comprised 63% of the total volumes shipped on the Lakehead System during 1997. Deliveries to eastern Canada over the five-year period ended December 31, 1997 have also increased, but to a lesser extent compared to deliveries to U.S. destinations. Deliveries to eastern Canada will likely be adversely impacted by the planned reversal of the Montreal Extension owned by IPL in eastern Canada; however, displaced volumes are expected to be redirected to existing U.S. markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Montreal Extension Reversal" and "-- Competition." Generally, over the period covered by the table above, higher shipments of medium and heavy crude oil and NGLs contributed to the higher delivery total. Barrel miles and deliveries both increased significantly in 1995 due to the completion of the Partnership's 1994 capacity expansion program.

SUPPLY OF AND DEMAND FOR WESTERN CANADIAN CRUDE OIL

  Supply

     IPL made application to the NEB in December 1997 to construct its Terrace Phase I facilities in Canada which would complement the Terrace Phase I facilities to be constructed by the Partnership in the United States. As part of that application, IPL submitted a forecast of supply of western Canadian crude oil and a projection of the markets in which it could be reasonably expected to be consumed. IPL's forecast, which was based upon numerous assumptions, many of which are beyond the control of IPL or the Partnership, showed the supply of western Canadian crude oil in the year 2003 at over 2,500,000 barrels per day, approximately 500,000 barrels per day above 1997 average daily production of western Canadian crude oil. The supply of western Canadian crude oil was forecast to remain at over 2,500,000 barrels per day through 2010. While acknowledging the uncertainty associated with forecasts of the supply of crude oil and other commodities shipped on the IPL System, the NEB accepted as reasonable the forecasts of the supply of crude oil and other commodities submitted by IPL and recommended that a certificate for construction be issued. There can be no assurance, however, that these forecasted supply quantities will be achieved or, if they are achieved, the timing thereof. Such forecasted quantities are subject to numerous uncertainties and assumptions, including a crude oil price of $17.50 in 1998 rising to $22.25 in 2010. See "Risk
Factors -- Considerations Relating to the Partnership's Business -- Dependence Upon Western Canadian Crude Oil Supply and the IPL System" in the accompanying Prospectus.

  Demand

     Rising crude oil demand and declining inland U.S. domestic production are contributing to an increasing need for importing crude oil into the PADD II market. The General Partner believes that PADD II will continue to provide an excellent market for western Canadian shippers as long as netbacks remain attractive and additional pipeline capacity is put in place. Moreover, the General Partner believes that PADD II will remain the most attractive market for western Canadian supply since it is currently the largest North American processor of western Canadian heavy crude oil and has the greatest potential for converting refining capacity from light to heavy crude. At the NEB hearing at which the IPL Terrace Phase I expansion was approved, IPL projected that, with the construction of the Terrace Phase I facilities, total western Canadian exports to the United States would increase to approximately 1,700,000 barrels per day in 2003 and then decrease to approximately 1,630,000 barrels per day by 2010, approximately 600,000 and 525,000 barrels per day, respectively, higher than average 1997 exports. Of those exports, PADD II was projected to receive 1,380,000 barrels per day in 2003 and 1,255,000 barrels per day in 2010, approximately 510,000 and 390,000 barrels per day, respectively, higher than average 1997 exports to PADD II.

     Assuming the supply forecast discussed above and the construction of Terrace Phase I facilities, the IPL and Lakehead System would be in apportionment from 2002 through 2010. If further expansion facilities were constructed to reduce or eliminate apportionment, the General Partner believes that exports to the United States and PADD II would increase in 2002 and beyond as such additional capacity becomes available. Assuming no apportionment, exports to the United States would be approximately 1,780,000 barrels per day in 2003 and would remain at approximately that level through 2010. This is approximately 675,000 barrels per day higher than average 1997 exports. Of the exports to the United States, PADD II is projected to receive approximately 1,510,000 barrels per day in 2003, declining to approximately 1,460,000 barrels per day by 2010, approximately 640,000 and 590,000 barrels per day, respectively, higher than average 1997 exports to PADD II.

     In the NEB's decision in the IPL Terrace Phase I application, the NEB stated that it was of the view that the PADD II market could absorb additional volumes of western Canadian crude oil in light of the available refining capacity and the capability of refiners to process additional heavy crude oil. The NEB noted that the significant level of support from shippers, provincial governments and industry organizations demonstrates that markets are available and that the IPL Terrace Phase I facilities will achieve high utilization levels. The NEB acknowledged that the recent historical apportionment of the System indicates that there is a need for additional capacity and that the new facilities will help to reduce this apportionment.

CUSTOMERS

     The Lakehead System conducts operations without the benefit of exclusive franchises from government entities or long-term contractual arrangements with shippers. During 1997, 47 shippers tendered crude oil and other liquid hydrocarbons for delivery through the Lakehead System. These customers included integrated oil companies with production facilities in western Canada and refineries in eastern Canada, major oil companies, refiners and marketers. Shipments by the top ten shippers during 1997 accounted for approximately 79% of total revenues during that period. Revenue from Amoco Corporation (through affiliated companies), Mobil Oil Company of Canada Ltd. and Imperial Oil Limited accounted for approximately 22%, 15% and 12%, respectively, of total operating revenue generated by the Lakehead System during 1997. The remaining shippers each accounted for less than 10% of such revenue.

COMPETITION

     Because pipelines have historically been the lowest cost method for intermediate and long haul overland movement of crude oil, the System's most significant existing competitors for the transportation of western Canadian crude oil are other pipelines. IPL has advised the General Partner that in 1997 the IPL System transported approximately 65% of total western Canadian crude oil production, of which approximately 90% was transported by the Lakehead System. The remainder was refined in Alberta or Saskatchewan or transported through other pipelines. Of the pipelines transporting western Canadian crude oil out of Canada, the System currently provides approximately 70% of the total pipeline design capacity. The remaining 30% of design capacity is shared by five other pipelines transporting crude oil to British Columbia, Washington, Montana and other states in the Northwest U.S.

     Competition among common carrier pipelines is based primarily on transportation charges, access to producing areas and proximity to end users. The General Partner believes that high capital requirements, environmental considerations and the difficulty in acquiring rights of way and related permits make it difficult for a competing pipeline system comparable in size and scope to the System to be built in the foreseeable future.

     Express Pipeline Ltd., a joint venture between Alberta Energy Company, Ltd. and TransCanada PipeLines Limited, has constructed a 170,000 barrel per day pipeline to carry western Canadian crude oil to the U.S. Rocky Mountain region and the Patoka/Wood River market area. This pipeline began service in early 1997. The General Partner believes, however, that the System (including Line 14 currently under construction in connection with SEP II) will be more attractive to western Canadian producers shipping to the Chicago or Patoka/Wood River market area as it offers lower tolls and shorter transit times than Express Pipeline and does not require shipper volume commitments as are currently required by Express Pipeline.

     The System encounters competition in serving shippers to the extent that shippers have alternate opportunities for transporting liquid hydrocarbons from their sources to customers. In selecting the destination for their supplies of crude oil, sellers generally desire to use the alternative that results in the highest netback to them. Generally, it is expected that sellers will receive the highest netback price from markets served by the System, but alternate markets may, for periods of time, offer equal or better returns for the seller. Such markets could potentially include the U.S. Rocky Mountain region for sweet crude oil and the Washington State market for light sour crude oil.

     In the United States, the Lakehead System encounters competition from other crude oil and refined product pipelines and other modes of transportation delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Chicago, Detroit and Toledo, and the refinery market and pipeline hub located in the Patoka/Wood River area. For the eight-month period ended August 31, 1998, the Lakehead System transported approximately 58% of all crude oil deliveries into the Chicago area, 77% of all crude oil deliveries into the Minneapolis-St. Paul area and virtually all deliveries of crude oil to Ontario.

     The IPL System includes the Montreal Extension which extends from Sarnia to Montreal. The portion of the Montreal Extension from Sarnia to North Westover, Ontario is currently in west to east service and the portion of the Montreal Extension from North Westover to Montreal has been purged with nitrogen and remains available for service. IPL and a group of refiners have developed a project to reverse the Montreal Extension to enable crude oil imported into eastern Canada through facilities of Portland Pipe Line Corporation and Montreal Pipe Line Limited to be transported on the Montreal Extension in an east to west direction from Montreal to the major refining centers in Ontario. The NEB approved construction of facilities and the tolling methodology for the Montreal Extension Project in December 1997, and customers supporting the Montreal Extension Project issued the final construction notice in July 1998 allowing construction to commence. IPL has advised the General Partner that when construction is complete (expected in 1999), the reversed Montreal Extension is anticipated to have a capacity of approximately 160,000 barrels per day and to have an ultimate capacity of 240,000 barrels per day by 2000. While the reversal of the Montreal Extension would result in IPL becoming a competitor of the Lakehead System for supplying crude oil to the Ontario market, such a reversal is expressly permitted by the agreements entered into at the time of formation of the Partnership.

     Although the General Partner anticipates that the reversal of the Montreal Extension will result in a decline in deliveries over the Lakehead System to eastern Canada, such reversal is not anticipated to have a material adverse impact on the Partnership because displaced volumes are expected to be redirected to existing U.S. markets served by the Lakehead System, although at reduced tariffs (due to shorter transportation distances). At July 31, 1998, the Partnership's published tariff rate to Chicago of $0.538 per barrel for light crude oil was approximately $0.076 per barrel less than the light crude oil rate to eastern Canada. The level of decline in deliveries over the Lakehead System to eastern Canada will be dependent upon the global crude oil market dynamics and the level of utilization of the Montreal Extension.

FERC REGULATION

     The interstate common carrier pipeline operations of the Partnership are subject to rate regulation by the FERC under the version of the Interstate Commerce Act applicable to oil pipelines, which permits challenges to new, changed and existing rates through either a "protest" or a "complaint." At the FERC, a protest normally applies only to a proposed change in a pipeline's rates or practices and subjects the pipeline to a forward-looking FERC investigation and possible refund obligation if the FERC chooses to suspend the proposed change as it is empowered to do for up to seven months. A complaint, by comparison, can apply either to an existing rate or practice or a proposed change and subjects the pipeline, in certain circumstances, to possible retroactive liability for past rates or practices found to be unlawful.

     Pursuant to the Energy Policy Act of 1992, which generally required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for oil pipelines and to streamline procedures in oil pipeline proceedings, the FERC issued Orders No. 561 and No. 561-A, which prescribe an indexing methodology for setting rate ceilings beginning in 1995. Rates in effect at December 31, 1994, if not subject to protest or complaint, became the base rates for application of the indexing mechanism. The index selected for use is the Producer Price Index for Finished Goods minus 1% ("PPIFG-1"). On an ongoing basis, rate ceiling levels are increased or decreased each July 1, and the PPIFG-1 for use on July 1, 1998 was approximately negative 0.6%. Indexed rates are subject both to protests and to complaints, but in either case, the FERC's existing regulations specify that the party challenging a rate must show reasonable grounds for asserting that the amount of any rate increase resulting from application of the index is so substantially in excess of the actual cost increases incurred by the pipeline as to be unjust and unreasonable (or that the amount of any rate decrease is so substantially less than the actual cost decrease incurred by the pipeline that the rate is unjust and unreasonable).

     In Orders No. 561 and No. 561-A, the FERC stated that, as a general rule, pipelines must utilize the indexing methodology to change rates. The FERC indicated, however, that it was retaining cost-based ratemaking, market-based rates and settlements as alternatives to the indexing approach. A pipeline can follow a cost-based approach when it can demonstrate that there is a substantial divergence between its actual costs and the rates resulting from application of the indexing methodology such that rates at the ceiling level would preclude the pipeline from being able to charge a just and reasonable rate. In addition, a pipeline can charge market-based rates if it first establishes that it lacks significant market power in a particular relevant market, and a pipeline can establish rates pursuant to a settlement if agreed upon by all current shippers. Initial rates for new services can be established through a cost-based filing or through an uncontested agreement between the pipeline and at least one shipper not affiliated with the pipeline.

     To the extent Order No. 561 limits the ability of the Partnership to establish cost-based rates, or the indexing methodology restricts or delays the Partnership's ability to implement rates that reflect increased costs, the Partnership could be adversely affected. Furthermore, no assurances can be given that the inflationary rate increases allowed under the FERC indexing methodology will be sufficient to offset increases in the Partnership's costs. In addition, if the Producer Price Index for Finished Goods increases less than 1% or decreases, the FERC's indexing methodology will result in a corresponding reduction in tariffs.

TARIFFS

  General; Settlement Agreement

     In October 1996, the FERC approved the Settlement Agreement between the Partnership, CAPP and the Alberta Department of Energy ("ADOE") on all then-outstanding contested tariff rates. The Settlement Agreement provided for a tariff rate reduction of approximately 6% and total rate refunds and interest of $120.0 million through the effective date of October 1, 1996, with interest accruing thereafter on the unpaid balance. The Partnership made rate refunds of $41.8 million in the fourth quarter of 1996, $27.7 million in 1997 and $14.6 million in the first six months of 1998. Current rate refunds are being paid through a 10% reduction of tariff rates. This 10% reduction went into effect in the fourth quarter of 1996 and will continue until all refunds have been made. Based on the $41.8 million remaining balance at June 30, 1998 and projected Lakehead System deliveries, the 10% refund credit is expected to remain effective until sometime during the second half of 1999.

     The Settlement Agreement also provided for the terms of an incremental tariff rate surcharge for a period of 15 years to recover the cost of, and allow a rate of return on the Partnership's investment in, SEP II. See "-- SEP II Expansion Program." The rate of return on this investment will be based, in part, on the utilization level of the additional capacity constructed. As specified in the Settlement Agreement, higher utilization will result in a greater rate of return, subject to a minimum and maximum rate of return of 7.5% and 15.0%, respectively. The Settlement Agreement provided that the agreed underlying tariff rates will be subject to indexing as prescribed by FERC regulation and that CAPP and ADOE will not challenge any rates within the indexed ceiling for a period of five years or the 15-year incremental tariff rate surcharge to be adopted in connection with SEP II.

     The Partnership's other customers are not parties to the Settlement Agreement, and the Settlement Agreement does not prohibit those customers from filing a protest or complaint against the Partnership's tariffs. Although the FERC has approved the Settlement Agreement, such approval does not constitute a ruling or decision regarding the merits of future rate filings, including those related to SEP II.

     There is also pending at the FERC a proceeding involving another publicly traded limited partnership engaged in the common carrier transportation of crude oil (the "Santa Fe Proceeding") in which the FERC could further limit its current position related to the tax allowance permitted in the rates of publicly traded partnerships, as well as possibly altering the FERC's current application of the FERC oil pipeline ratemaking methodology. On September 25, 1997, the administrative law judge in the Santa Fe Proceeding issued an initial decision addressing various aspects of the tax allowance issue as it affects publicly traded partnerships, as well as various technical issues involving the application of the FERC oil pipeline ratemaking methodology. The administrative law judge's initial decision in the Santa Fe Proceeding is currently pending review by the FERC. In such review, it is possible that the FERC could alter its current rulings on the tax allowance issue or on the application of the FERC oil pipeline ratemaking methodology in a way that could, if applied to the Partnership, have a material adverse impact on the Partnership.

     Many of the ratemaking issues contested in the Partnership's rate cases, in particular the FERC's oil pipeline ratemaking methodology, have not previously been reviewed by a federal appellate court. Any decision ultimately rendered by the FERC on any rate case involving its oil pipeline ratemaking methodology may be subject to judicial review. Any such judicial review could ultimately result in alternative ratemaking methodologies that could have a material adverse effect on the Partnership.

  Current Tariffs

     Under the published tariffs for transportation through the Lakehead System, the rates for light crude oil from the Canadian border near Neche to principal delivery points at July 1, 1998 are set forth below. As previously discussed, the Partnership's published tariffs are subject to a 10% reduction, which will continue until all rate refunds and interest thereon resulting from the Settlement Agreement have been paid, which is expected to occur sometime during the second half of 1999. The published tariffs for light crude oil, less this 10% reduction, are also set forth below.

                                                       PUBLISHED
                                                         TARIFF     PUBLISHED TARIFF PER BARREL
                 CANADIAN BORDER TO:                   PER BARREL       LESS 10% REDUCTION
                 -------------------                   ----------   ---------------------------
Clearbrook, Minnesota................................    $0.146               $0.131
Superior, Wisconsin..................................     0.274                0.247
Chicago, Illinois area...............................     0.538                0.484
Canadian border near Marysville......................     0.614                0.553
Buffalo, New York area...............................     0.655                0.590

     The rates at July 1, 1998 for medium and heavy crude oils are higher, while those for NGLs are lower, than the rates set forth in the above table to compensate for differences in costs for shipping different grades of liquid hydrocarbons. The Partnership periodically adjusts its tariff rates as allowed or required under the FERC's indexing methodology and the Settlement Agreement. See "-- FERC Regulation."

     The Partnership entered into an agreement with Mustang Pipe Line Partners in October 1996 to provide for a joint tariff covering shipments of western Canadian crude oil to the Patoka/Wood River market area south of Chicago. These shipments travel on the Lakehead System to Chicago, and on to the Patoka/Wood River market area through the Mustang pipeline system. The joint tariff agreement provides for lower transportation costs to shippers desiring access to the Patoka/Wood River market area, an incentive which the General Partner believes complements the Partnership's SEP II and Terrace expansion programs. A reduction in the Partnership's tariff under the joint tariff agreement will not become effective until the completion of SEP II.

           DESCRIPTION OF EXISTING INDEBTEDNESS AND CREDIT FACILITIES

     The Company had long-term debt of $610 million as of August 31, 1998, consisting of $310 million of the Company's first mortgage notes (the "First Mortgage Notes") and $300 million outstanding under the Revolving Credit Facility. The First Mortgage Notes and the indebtedness incurred by the Company under the Revolving Credit Facility are secured by a mortgage on substantially all of the property, plant and equipment of the Company and are recourse to the General Partner.

     The First Mortgage Notes are due and payable in 2011, and require the Company to make sinking fund payments in ten equal annual installments of $31 million each beginning in 2002. The Company is permitted to optionally prepay the First Mortgage Notes, in whole or in part, at a premium. The interest rate on the First Mortgage Notes is 9.15% per annum, payable semi-annually in arrears.

     The Revolving Credit Facility provides for a $350 million revolving line of credit. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at one of the following rates: (i) the prime rate, (ii) a certificate of deposit based rate and (iii) a LIBOR based rate plus, in each of
(ii) and (iii), a margin that varies from 0.125% up to 0.75% per annum, depending on the Company's Cash Flow/Interest Coverage Pricing Ratio. The Revolving Credit Facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice to the Company of their intent not to extend. The current maturity date of the Revolving Credit Facility is September 6, 2003.

     The agreements relating to the First Mortgage Notes and the Revolving Credit Facility contain substantially similar covenants requiring the Company to offer to prepay the First Mortgage Notes and the indebtedness outstanding under the Revolving Credit Facility with the proceeds of asset sales and restricting, among other things, (i) the ability of the Company to incur additional indebtedness and (ii) certain operations of the Company, including giving the lenders the ability to require the establishment of certain reserves.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes of each series offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms defined in the accompanying Prospectus and the Indenture, as defined below, have the same meanings when used in this Prospectus Supplement.

GENERAL

     The Notes are series of Debt Securities described in the accompanying Prospectus. The Notes will be issued pursuant to an Indenture dated as of September 15, 1998 (as amended and supplemented from time to time, including supplements setting forth certain terms of the Notes, the "Indenture") between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture.

     The 2018 Notes will be issued in the aggregate principal amount of
$100,000,000 and will mature on        , 2018 and the 2028 Notes will be issued
in the aggregate principal amount of $100,000,000 and will mature on        ,
2028. The 2018 Notes and the 2028 Notes will bear interest at the respective rates per annum stated on the cover page of this Prospectus Supplement from the date of issuance, payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1999, to the person in whose name the Note is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the offices of the Trustee, provided that, at the option of the Company, payment of principal, premium, if any, and interest will be made by wire transfer (in the case of Notes held in book-entry form) or check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Register") maintained by the Registrar, and provided further that, when the Notes are not held in book-entry form, any holder who is the holder of record of at least $1.0 million aggregate principal amount of a series of Notes may request to have any payment of interest on such Notes be made by wire transfer. The Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

RATINGS

     The Notes are expected to be assigned ratings of A- by S&P and A3 by Moody's. These ratings will have been obtained with the understanding that S&P and Moody's will continue to monitor the credit rating of the Company and will make future adjustments to the extent warranted. A rating reflects only the view of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Notes. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by S&P or Moody's, as the case may be, if, in their respective judgments, circumstances so warrant.

RANKING

     The Notes will constitute unsecured senior indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 1998, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the Company would have had $572.3 million of total indebtedness, all of which, other than the Notes, would have been secured and, therefore, effectively senior to the Notes. See "Description of Existing Indebtedness and Credit Facilities." The Indenture does not limit the Company's ability to incur additional indebtedness.

REDEMPTION

     The Notes of each series will be redeemable at the option of the Company, in whole or in part, in principal amounts of $1,000 or any integral multiple thereof at any time at a redemption price equal to the sum of (a) an amount equal to 100% of the principal amount thereof and (b) the applicable Make-Whole Premium, together with accrued and unpaid interest to the date fixed for redemption; provided that installments of interest on Notes that are due and payable on any date on or prior to a redemption date will be payable to the registered holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant record dates.

     In the event that less than all of the Notes of a series are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee not more than 45 days prior to the redemption date by lottery; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days before the redemption date, to each holder of Notes of a series to be redeemed, at its address as shown in the Note register. If any Note of a series is to be redeemed in part only, the notice of redemption that relates to such Note shall state the identification and the principal amounts of the particular Notes thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon surrender for cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes of a series or portions thereof called for redemption unless the Company defaults in the payment of the redemption price.

     As used herein and in the Indenture, the following terms shall have the following respective meanings:

     "Make-Whole Premium" means, in connection with any optional redemption of any Note of a series, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal of such Note being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at a rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such
redemption) plus (x)      % in the case of the 2018 Notes or (y)      % in the
case of the 2028 Notes, in either case from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of such Note being redeemed.

     "Treasury Yield" means, in connection with the calculation of any Make-Whole Premium on any Note of a series, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release
H.15 (519) that has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) equal to the then-remaining maturity of such Note; provided that if no United States Treasury security is available with such a constant maturity and for which a closing yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the closing yields of United States Treasury securities for which such yields are given, except that if the remaining maturity of such Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

BOOK ENTRY, DELIVERY AND FORM

     The Notes of each series will be issued in the form of one or more Global Notes. The Global Notes of each series will be deposited on the original date of issuance of the Notes with, or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the Global Notes of each series will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Ownership of beneficial interests in the Global Notes of each series will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and the records of Participants (with respect to beneficial interests of persons other than Participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note of a series, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes of such series. Except as provided below, beneficial owners of an interest in a Global Note of a series will not be entitled to have Notes of such series registered in their names, will not receive or be entitled to receive physical delivery of Notes of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC.

     Payments on Global Notes will be made to DTC or its nominee, as the registered owner or holder thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment in respect of a Global Note representing any Notes held by it or its nominee, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain Persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants (as defined below) and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its Participants deposit with DTC and facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Although DTC is expected to follow the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

     Notes of a series represented by certificates in definitive form registered in the names of the beneficial owners thereof or their nominees ("Certificated Securities") shall be transferred to all beneficial owners in exchange for their beneficial interests in a Global Note of such series if either (i) DTC or any successor depositary (the "Depositary") notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days, (ii) an Event of Default has occurred and is continuing with respect to the Notes of such series and the registrar has received a request from the Depositary to issue Certificated Securities in lieu of all or a portion of the Global Notes of such series (in which case the Company shall deliver Certificated Securities within 30 days of such request) or (iii) the Company determines not to have the Notes of such series represented by a Global Note.

     Neither the Company nor the Trustee will be liable for any delay by the related Depositary or its nominee in identifying the beneficial owners of the related Notes of a series, and each such Person may conclusively rely on, and will be protected in relying on, instructions from such Depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes of a series to be issued).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., ABN AMRO Incorporated, CIBC Oppenheimer Corp., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and Nesbitt Burns Securities, Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                        PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                                         OF 2018 NOTES      OF 2028 NOTES
                     UNDERWRITER                        ----------------   ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.............................    $                  $
Chase Securities Inc..................................
ABN AMRO Incorporated.................................
CIBC Oppenheimer Corp.................................
Citicorp Securities, Inc..............................
Credit Suisse First Boston Corporation................
Nesbitt Burns Securities, Inc.........................
                                                          ------------       ------------
             Total....................................    $100,000,000       $100,000,000
                                                          ============       ============

     The Underwriters have advised the Company that they propose initially to offer the Notes of each series to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at
such price less a concession not in excess of      % and      % of the principal
amount of the 2018 Notes and 2028 Notes, respectively. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of      % of the
principal amount of the Notes of each series, to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each series of the Notes is a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     During a period of 30 days from the date of this Prospectus Supplement, neither the Company nor Lakehead will, without the prior written consent of Merrill Lynch & Co., directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of the Company or Lakehead.

     The Company has agreed to indemnify the Underwriters against certain liabilities (including reimbursements to the Underwriters for certain fees and expenses of their counsel), including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect to such liabilities.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company and its affiliated companies. Affiliates of ABN AMRO Incorporated and CIBC Oppenheimer Corp. are lenders under the Company's Revolving Credit Facility. The Company intends to use a portion of the proceeds from the Offering to repay indebtedness outstanding under such facility, resulting in payments to each of such lenders of more than 10% of the net proceeds of the Offering. See "Use of Proceeds." Because more than 10% of the net proceeds of the Offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the Offering, the Offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the NASD. In addition, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the Trustee under the Indenture pursuant to which the Notes are being issued, and an affiliate of Chase Securities Inc. has engaged in various general financing and banking transactions with IPL Energy and its affiliates.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                                                       EXHIBIT A

                           GLOSSARY OF DEFINED TERMS

     The following terms used in this Prospectus Supplement and the accompanying Prospectus shall have the following respective meanings:

     "barrel mile" means a measurement of how fully a pipeline is used over its length, calculated by multiplying individual deliveries (barrels) by their distances shipped (miles) and summing the product of such multiplication.

     "bitumen" means a naturally occurring viscous mixture, mainly of hydrocarbons, that in its naturally occurring viscous state is not recoverable at a commercial rate through a well, absent steam injection, and also includes hydrocarbons produced as a result of mining oil-impregnated rock or sand.

     "CAPP" means the Canadian Association of Petroleum Producers.

     "Cdn. $" means Canadian dollars.

     "Commission" means the United States Securities and Exchange Commission.

     "Company" means Lakehead Pipe Line Company, Limited Partnership, a Delaware limited partnership.

     "deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to certain points along the system.

     "FERC" means the United States Federal Energy Regulatory Commission.

     "General Partner" means Lakehead Pipe Line Company, Inc., a Delaware corporation, and the general partner of Lakehead and the Company.

     "IPL" means Interprovincial Pipe Line Inc., a Canadian corporation that is a subsidiary of IPL Energy and the parent of the General Partner.

     "IPL Energy" means IPL Energy Inc., a Canadian corporation and the parent of IPL.

     "IPL System" means the portion of the System that is in Canada.

     "Lakehead" means Lakehead Pipe Line Partners, L.P., a Delaware limited partnership.

     "Lakehead System" means the portion of the System that is in the United States.

     "Montreal Extension" means the portion of the IPL System running from Sarnia, Ontario to Montreal, Quebec.

     "NEB" means the National Energy Board, the Canadian regulatory authority that governs the interprovincial transportation of liquid hydrocarbons by the IPL System.

     "netback" means the price received by a seller for a barrel of crude oil or NGLs, less the cost of transportation.

     "NGLs" means those hydrocarbon components transported on the Lakehead System that include the following natural gas liquids: propane, butanes, pentanes plus and condensate with certain vapor pressures.

     "Order No. 561" means FERC Order No. 561 issued on October 22, 1993.

     "Partnership" means the Company and Lakehead.

     "Producer Price Index for Finished Goods" means the Producer Price Index for Finished Goods published by the United States Department of Labor, Bureau of Labor Statistics.

     "Settlement Agreement" means the Settlement Agreement between the Partnership and representatives of certain of the Partnership's customers on all then-outstanding contested tariff rates, which agreement was approved by the FERC in October 1996.

     "System" means the 3,200-mile liquids pipeline that extends from western Canada though the upper and lower Great Lakes region of the United States to eastern Canada.

     "tariff" means the charge to transport liquid hydrocarbons from a receipt point to a delivery point.

     "throughput" means the amount of liquid hydrocarbons flowing at a given point on the System.

PROSPECTUS

                LAKEHEAD PIPE LINE COMPANY, LIMITED PARTNERSHIP

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                            ------------------------

     Lakehead Pipe Line Company, Limited Partnership (the "Company") may offer and sell from time to time in one or more series its unsecured debt securities which may be senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"). The Company is 98.9899% owned by Lakehead Pipe Line Partners, L.P. ("Lakehead" and, together with the Company, the "Partnership").

     The Senior Debt Securities and the Subordinated Debt Securities are collectively hereinafter referred to as the "Debt Securities." The Debt Securities will be limited to an aggregate initial public offering price not to exceed $400 million, or the equivalent thereof in one or more foreign currencies or currency units, including composite currencies. The Debt Securities may be offered in separate series, in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a related Prospectus Supplement.

     Certain specific terms of the particular Debt Securities for which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, the specific designation and priority, aggregate principal amount, authorized denominations, maturities, interest rate or rates or the method of determining the same, the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, any terms for optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, the net proceeds to the Company, terms relating to temporary or permanent global securities, provisions regarding registration of transfer or exchange and other special terms.


     The Debt Securities may be offered and sold to or through underwriters, dealers, or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution." The names of, and the principal amounts of Debt Securities to be purchased by or through, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. The net proceeds to the Company from the offer and sale of each series of Debt Securities will also be set forth in the related Prospectus Supplement.


     No Debt Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Debt Securities and the method and terms of offering thereof.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN THE DEBT SECURITIES SHOULD CONSIDER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is September 21, 1998.

                             AVAILABLE INFORMATION

     Lakehead is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Lakehead's Class A Common Units are listed for trading on the New York Stock Exchange (the "NYSE") under the trading symbol "LHP", and reports and other information concerning Lakehead may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Information relating to Lakehead may also be obtained electronically by means of Lakehead's home page on the Internet at http://www.lakehead.com.

     This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to the Company and the Debt Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by Lakehead pursuant to the Exchange Act (File No. 1-10934) are incorporated herein by reference and shall be a part hereof:

          1. Lakehead's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Lakehead's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997 (the "Form 10-K");

          2. Lakehead's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

          3. Lakehead's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, as amended by Lakehead's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 1998; and

          4. Lakehead's Current Report on Form 8-K dated July 21, 1998, as amended by Lakehead's Current Report on Form 8-K/A filed September 15, 1998.

     All documents filed by Lakehead pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Lakehead will provide without charge to each person, including any beneficial owner of a Debt Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Lakehead Pipe Line Partners, L.P., Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, Attention: R.R. Karlen, Investor Relations, telephone (800) 525-3999 or (218) 725-0100.


     No separate financial information for the Company has been provided or incorporated by reference in this Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company.


                       CERTAIN FORWARD-LOOKING STATEMENTS

     This Prospectus and the accompanying Prospectus Supplement (including the documents incorporated by reference herein and therein) contain certain forward-looking statements and information relating to the Partnership that are based on the beliefs of the management of the General Partner as well as assumptions made by and information currently available to the management of the General Partner. When used in, or incorporated by reference into, this Prospectus and the accompanying Prospectus Supplement, the words "anticipate," "expect," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, expected or projected. Except as required by applicable securities laws, the Company does not intend to update these forward-looking statements and information. For additional discussion of such risks, uncertainties and assumptions, see "Risk Factors" in this Prospectus and "Items 1 & 2. Business and
Properties -- Business Risks" in the Form 10-K. All written and verbal forward-looking statements attributable to the Company, or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     Prospective investors should carefully consider the risk factors described below, in addition to the other information set forth elsewhere or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement, in connection with an investment in the Debt Securities offered hereby and thereby.

CONSIDERATIONS RELATING TO THE PARTNERSHIP'S BUSINESS

  Dependence Upon Western Canadian Crude Oil Supply and the IPL System

     The Lakehead System (as defined herein) is dependent upon the level of supply of crude oil and other liquid hydrocarbons from western Canada. Interprovincial Pipe Line Inc. ("IPL"), the parent company of Lakehead Pipe Line Company, Inc., which is the general partner of Lakehead and the Company (the "General Partner"), has advised the General Partner that in 1997, the IPL System (as defined herein) transported approximately 65% of all crude oil produced in western Canada, of which approximately 90% was transported by the Lakehead System. If a decline in western Canadian crude oil production occurs, the General Partner expects that throughput on the Lakehead System will also decline.

     The Lakehead System is dependent upon the utilization of the IPL System by producers of western Canadian crude oil to reach markets in the United States and eastern Canada. The diversion of western Canadian crude oil away from the IPL System, whether by virtue of increased demand by western Canadian refiners or the shipment of crude oil by other pipelines, would likely have a direct impact on the volumes transported by the Lakehead System. Although the General Partner believes that under regulations of the Federal Energy Regulatory Commission ("FERC") the Partnership will periodically be allowed to increase tariff rates to compensate for declines in throughput which result in a substantial divergence between the Partnership's costs and tariff rates, there can be no assurance that this will be the case. Even if such tariff increases were allowed, the Partnership may suffer lower revenues during the period before a tariff adjustment can be implemented. In addition, reduced throughput on the IPL System as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on the Lakehead System. If the Partnership were not able to recoup lost revenue related to such reduced throughput, the Partnership could be adversely impacted.

  Reduced Demand Could Affect Shipments on the Lakehead System

     The Partnership's business depends in part on the level of demand for crude oil and natural gas liquids (in particular, western Canadian crude oil and natural gas liquids) in the geographic areas in which deliveries are made by the Lakehead System and the ability and willingness of shippers having access to the Lakehead System to satisfy such demand by deliveries through the Lakehead System. Demand for western Canadian crude oil and natural gas liquids in the geographic areas served by the Lakehead System is affected by the delivery of other supplies of crude oil and refined products into such geographic areas. Existing pipeline capacity for the delivery of crude oil to the Midwest U.S., the primary market served by the Lakehead System, exceeds current refining capacity. In addition, IPL and a group of refiners have developed a project to reverse the flow of a portion of the IPL System from Sarnia to Montreal, Quebec to bring crude oil from Montreal to Sarnia. The reversal of this line would result in IPL becoming a competitor of the Partnership for supplying crude oil to the Ontario market and is expected to reduce the deliveries of western Canadian crude oil into the eastern Canadian markets served by the System (as defined herein). When the reversal of the line is effective (which is expected in 1999), quantities of crude oil historically delivered by the System to the Ontario market are expected to be redirected to existing U.S. markets served by the Lakehead System, although at reduced tariffs (due to shorter transportation distances). The Partnership cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for crude oil and other liquid hydrocarbons in the areas in which deliveries are made by the Lakehead System.

  Uncertainty Arising From Ratemaking Methodologies

     As an interstate common carrier, the Partnership's pipeline operations are subject to regulation by the FERC under the Interstate Commerce Act, which permits challenges to proposed or changed rates and to rates that are already effective by protest or complaint, respectively, by an interested person or upon the FERC's own motion. Proposed or changed rates may be suspended by the FERC for up to seven months and allowed to become effective subject to investigation and potential refund. Rates that are already effective may be ordered to be reduced for the future and, upon an appropriate showing, reparations may be awarded for damages sustained by a complainant as a result of such rates for up to two years prior to the commencement of an investigation.

     In October 1993, the FERC established a new ratemaking methodology for liquids pipelines to be effective January 1, 1995 allowing for the annual indexing of rate ceilings based on changes in a producer price index. Rate ceilings may increase or decrease depending upon the change in the index minus 1%. The order also provides that, under certain circumstances, pipelines or shippers may seek to establish cost-based or market-based rates rather than indexed rates. To the extent this order limits the ability of the Partnership to establish cost-based rates, or the indexing methodology restricts or delays the Partnership's ability to implement rates that reflect increased costs, the Partnership could be adversely affected. Furthermore, no assurances can be given that inflationary rate increases allowed under the FERC's indexing methodology will be sufficient to offset increases in the Partnership's costs. In addition, if the applicable index increases less than 1% or decreases, the FERC's indexing methodology could result in a corresponding reduction in tariffs, as was the case in July 1998. See "Items 1 and 2. Business and Properties -- Regulation" in the Form 10-K.

     Many of the ratemaking issues contested in the Partnership's prior rate cases, in particular the FERC's oil pipeline ratemaking methodology, have not previously been reviewed by a federal appellate court. Any decision ultimately rendered by the FERC on any rate case involving its oil pipeline ratemaking methodology may be subject to judicial review. Any such judicial review could ultimately result in alternative ratemaking methodologies that could have a material adverse effect on the Partnership.

     There is also pending at the FERC a proceeding involving another publicly traded limited partnership engaged in the common carrier transportation of crude oil (the "Santa Fe Proceeding") in which the FERC could further limit its current position related to the tax allowance permitted in the rates of publicly traded partnerships, as well as possibly altering the FERC's current application of the FERC oil pipeline ratemaking methodology. On September 25, 1997, the administrative law judge in the Santa Fe Proceeding issued an initial decision addressing various aspects of the tax allowance issue as it affects publicly traded partnerships, as well as various technical issues involving the application of the FERC oil pipeline ratemaking methodology. The administrative law judge's initial decision in the Santa Fe Proceeding is currently pending review by the FERC. In such review, it is possible that the FERC could alter its current rulings on the tax allowance issue or on the application of the FERC oil pipeline ratemaking methodology in a way that could, if applied to the Partnership, have a material adverse impact on the Partnership.


     The Partnership's operating income and cash flow will remain sensitive to the level of tariffs established from time to time under rules and regulations of the FERC. The Partnership anticipates filing a tariff surcharge in late 1998 or early 1999 to reflect the projected incremental costs and throughput resulting from its System Expansion Program II ("SEP II") and Terrace Expansion Program ("Terrace"). The Settlement Agreement entered into in 1996 between the Partnership and representatives of the Partnership's customers on all their outstanding contested tariffs (the "Settlement Agreement") sets forth parameters governing the tariff surcharge associated with SEP II, although certain details of implementation remain subject to further discussions. The Partnership has also entered into an agreement with customer representatives regarding the tariff surcharge associated with Terrace. Customers who are not parties to the Settlement Agreement may challenge any tariff rate filing. It is anticipated that advance approval will be sought from the FERC for the tariff surcharges for SEP II and Terrace. See "Items 1 and 2. Business and Properties -- SEP II Expansion Program," "-- Terrace Expansion Program" and "-- Tariffs" in the Form 10-K. Any challenges of the Partnership's tariff rates, if successful, could have a material adverse effect on the Partnership.


  SEP II Right of Way Acquisition and Permitting

     In May 1997, the ICC denied the Partnership's application for a certificate that is a necessary step toward receiving condemnation authority in Illinois with respect to SEP II. Without such condemnation authority, the cost to obtain rights of way in connection with SEP II has increased.

     The Partnership is currently seeking and acquiring environmental and construction permits necessary to construct the new pipeline in connection with SEP II. Delays in acquiring environmental or construction permits could delay the in-service date of the new pipeline.

  Competition

     Because pipelines have historically been the lowest cost method for intermediate and long haul overland movement of crude oil, the System's most significant existing competitors for the transportation of western Canadian crude oil (other than indigenous consumption in western Canada) are other pipelines. The System encounters competition in serving shippers to the extent that shippers have alternate opportunities for transporting liquid hydrocarbons from their sources to customers. IPL has advised the General Partner that in 1997 the IPL System transported approximately 65% of total western Canadian crude oil production, of which approximately 90% was transported by the Lakehead System. The remainder was refined in Alberta or Saskatchewan or transported through other pipelines to British Columbia, Washington, Montana and other states in the Northwest U.S. In the United States, the Lakehead System encounters competition from other crude oil and refined product pipelines and other modes of transportation delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Chicago, Detroit and Toledo and the refinery market and pipeline hub located in the Patoka/Wood River area. See "Items 1 and 2. Business and Properties -- Competition" in the Form 10-K.

  Risk of Environmental and Safety Costs and Liabilities

     The operations of the Partnership are subject to federal and state laws and regulations relating to environmental protection and operational safety. Although the General Partner believes that the operations of the Lakehead System are in substantial compliance with applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and there can be no assurance that such costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Partnership's operations, could result in substantial costs and liabilities to the Partnership. If the Partnership were not able to recover such resulting costs through insurance or increased tariffs, the Partnership could be adversely affected.


     Various federal, state and local laws and regulations impose strict controls on the discharge of oil and certain other materials into navigable waters. Such laws and regulations provide civil and criminal penalties and liabilities for discharge of petroleum and certain other materials in reportable quantities, impose liability for cleanup costs and natural resource damage and allow for third party lawsuits. Spill prevention control and countermeasure requirements of these laws require diking and similar structures to help prevent releases into navigable waters in the event of a petroleum overflow, rupture or leak.



     Contamination resulting from spills of crude oil and petroleum products is not unusual within the petroleum pipeline industry. The Lakehead System has, in the past, and may, in the future, experience such spills or other discharges. In the course of pipeline construction, directional drilling of pipeline conduits can result in discharges of drilling related materials to the soil, groundwater, surface waters or wetlands. In late July and early August of 1998, the Company's directional drilling operations for SEP II pipeline construction in Illinois caused the discharge of non-hazardous bentonite material in a wetlands area. The Company reported the matter to the U.S. Army Corps of Engineers ("Corps") and to the Illinois Department of Natural Resources. Pursuant to a United States Environmental Protection Agency ("EPA") order, the Company suspended drilling operations while it prepared a restoration plan, among other items. Pursuant to a new EPA order, which superseded the prior EPA order, the Company has resumed drilling operations in the area under conditions deemed acceptable by the Company. The Company also agreed to certain changes in the Corps drilling permit. While EPA reserved its right to issue civil penalties and injunctive relief, the General Partner does not anticipate that any penalties which might later be assessed by EPA will have a material impact on the financial condition of the Partnership.



     In addition, on September 16, 1998, as a result of a leak in a pipeline located in northern Minnesota, approximately 5,700 barrels of crude oil were released. The pipeline was repaired and restored to service on September 18, 1998, and cleanup has been largely completed. Based on preliminary information available to date, the General Partner believes that the leak was caused by third-party damage to the pipeline. The General Partner estimates that to date $500,000 has been expended on cleanup and repair activities and anticipates that an additional $500,000 will be incurred over the next three years to completely remediate the leak site. Whether or not the leak was caused by third-party damage, the General Partner does not believe that any cleanup costs, monitoring costs, liabilities and penalties relating to this spill will have a material adverse effect on the operations or financial condition of the Partnership. The Partnership is exploring its options with respect to recovery of the costs of the leak from third-parties and/or insurance.


     The General Partner has, from time to time, hydrostatically tested certain portions of the Lakehead System. If additional hydrostatic testing is determined necessary by the General Partner or were to be required by a regulatory authority, such testing could result in significant, and perhaps material, expense arising out of treatment and disposal of the hydrostatic test water and downtime resulting in lost transportation revenues. While the General Partner believes suitable alternatives to hydrostatically testing the pipeline exist, no assurance can be given that future hydrostatic testing will not be required on the System. Hydrostatic testing of the IPL System in Canada potentially may decrease deliveries on the Lakehead System due to restrictions on volumes received from western Canada.

CONSIDERATIONS RELATING TO THE COMPANY'S INDEBTEDNESS


     The Company's secured indebtedness will be effectively senior to the Debt Securities, and the indenture relating to the Debt Securities will not limit the Company's ability to incur additional indebtedness. The Company had long-term debt of $610 million as of August 31, 1998, all of which was secured by substantially all of the Company's assets. In addition, the General Partner expects the Company to incur additional indebtedness from time to time to fund a portion of the remaining cost of SEP II and the expected cost of phase one of Terrace and to fund a portion of its other expansion programs and capital expenditures. The $610 million of long-term secured debt as of August 31, 1998 consisted of $310 million of the Partnership's first mortgage notes ("First Mortgage Notes"), which have no principal payments due until 2002, and $300 million outstanding under the Partnership's $350 million revolving bank credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice to the Company of their intent not to extend. The current maturity date of the Revolving Credit Facility is September 6, 2003. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" in the Form 10-K.


     The agreements relating to the First Mortgage Notes and the Revolving Credit Facility contain a number of covenants that restrict the ability of the Company to dispose of assets, merge or consolidate with another entity, incur additional indebtedness, create liens, make capital expenditures or other investments or acquisitions and otherwise restrict business activities. The ability of the Company to comply with such provisions may be affected by events that are beyond the Partnership's control. The breach of any of these covenants could result in a default under the First Mortgage Notes and the Revolving Credit Facility. In addition, as a result of these covenants, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the holders ("Holders") of the Debt Securities.

CONSIDERATIONS RELATING TO CANADIAN CONTROLLING PERSONS

  Difficulty in Enforcing Civil Liabilities Against Officers, Directors and Controlling Persons

     Certain of the controlling persons of the Partnership, within the meaning of the U.S. federal securities laws, and certain of the officers and directors of the General Partner are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for Holders of the Debt Securities to effect service of process within the United States with respect to such persons, officers and directors predicated upon civil liabilities under the United States federal securities laws. The Partnership has been advised by Canadian counsel that there is doubt as to the enforceability against such persons in Canada, in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                                THE PARTNERSHIP

     Lakehead is a publicly traded Delaware limited partnership that owns and operates, through the Company, a regulated crude oil and natural gas liquids ("NGLs") pipeline business in the United States. Lakehead Pipe Line Company, Inc. (the "General Partner"), a wholly owned subsidiary of Interprovincial Pipe Line Inc. ("IPL") and an indirect, wholly owned subsidiary of IPL Energy Inc. ("IPL Energy") of Calgary, Alberta, Canada, serves as the general partner of Lakehead and the Company. IPL Energy is a publicly traded company that is a North American leader in energy services and delivery. The General Partner owns a 14.8% limited partner interest (in the form of 3,912,750 Class B Common Units) and a 1% general partner interest in Lakehead, and a 1.0101% general partner interest in the Company, representing an effective combined 16.6% interest in the Partnership. The remaining 83.4% limited partner interest in the Partnership is represented by 22,290,000 publicly traded Class A Common Units.

     The following chart depicts the organization and ownership of Lakehead, the Company and the General Partner. The percentages reflected in the chart represent the approximate ownership interest in each of Lakehead and the Company, individually. Except in the following chart, the ownership percentages referred to in this Prospectus and any accompanying Prospectus Supplement reflect the approximate effective ownership interest of the holders in Lakehead and the Company on a combined basis.

                              [ORGANIZATION CHART]
EDGAR DESCRIPTION
     Organizational chart depicting the following organizational and ownership information for the Company, Lakehead and the General Partner.
                            OWNERSHIP OF THE COMPANY

   PERCENTAGE/TYPE OF INTEREST                                         INTEREST HELD
              HELD                                                           BY
98.9899% limited partner interest                                    Lakehead
1.0101% general partner interest                                     General Partner

                             OWNERSHIP OF LAKEHEAD

   PERCENTAGE/TYPE OF INTEREST           NUMBER/TYPE OF UNITS          INTEREST HELD
              HELD                                                           BY
84.2% limited partner interest     22,290,000 Class A Common Units   Public Unitholders
14.8% limited partner interest     3,912,750 Class B Common Units    General Partner
1% general partner interest                                          General Partner

                        OWNERSHIP OF THE GENERAL PARTNER

   PERCENTAGE/TYPE OF INTEREST                                         INTEREST HELD
              HELD                                                           BY
100% Common Shares                                                   IPL


     The Partnership and IPL are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system (the "System"). The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois. The System, which traverses approximately 3,200 miles, consists of a Canadian portion (the "IPL System"), which is owned by IPL, and a United States portion (the "Lakehead System"), which is owned by the Partnership.

     Shipments tendered to the IPL System originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada and reach the IPL System through facilities owned and operated by third parties or affiliates of IPL. Deliveries from the IPL System are currently made in the prairie provinces of Canada and, through the Lakehead System, in the Great Lakes and Midwest regions of the United States and the Province of Ontario, principally to refineries, either directly or through connecting pipelines of other companies.

     The IPL System extends approximately 1,200 miles from Edmonton, Alberta, across the Canadian prairies to the U.S. border near Neche, North Dakota, and continues from the U.S. border near Marysville, Michigan, to Toronto, Ontario, and Montreal, Quebec, with lateral lines to Nanticoke, Ontario, and Niagara Falls, Ontario. The IPL System includes a pipeline which is owned and operated by Interprovincial Pipe Line (NW) Ltd., a wholly owned subsidiary of IPL Energy. This pipeline extends approximately 540 miles between Norman Wells, Northwest Territories and Zama, Alberta, and connects from Zama, through a system owned by others, to the IPL System at Edmonton.

     The Lakehead System traverses approximately 1,750 miles from the Canadian border near Neche, to the Canadian border near Marysville. The Lakehead System consists of three separate lines extending from the Canadian border near Neche to Superior, Wisconsin, and a line from the Canadian border near Neche to Clearbrook, Minnesota. At Superior, the pipeline continues as two separate and diverging lines, one traversing through the upper Great Lakes region and the other through the lower Great Lakes region of the United States, with both lines re-entering Canada at a point near Marysville. The Lakehead System also includes a lateral line from the Canadian border near Niagara Falls to the Buffalo, New York area. Crude oil and NGLs are received by the Lakehead System at the Canadian border from the IPL System and, to a lesser extent, at a number of other receipt points and are scheduled into the pipeline in accordance with customer nominations.

     All scheduling of shipments (including routes, storage, etc.) is handled by IPL in coordination with the General Partner. The Lakehead System includes 16 connections to pipelines and refineries at various locations in the United States, including the Chicago, Illinois, Minneapolis-St. Paul area of Minnesota, Detroit, Michigan, Toledo, Ohio and Buffalo refining areas, and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub. As of June 30, 1998, the Lakehead System had approximately nine million barrels of tankage capacity at its three main terminals at Clearbrook, Superior and Griffith, Indiana. The tankage capacity is utilized both to gather crude oil prior to injection into the Lakehead System and to provide tankage in order to facilitate more flexible oil movements scheduling. At Superior, all crude oil is removed from the Lakehead System, directed into tankage and then, when appropriate to meet the requirements of batch movements, reinjected into the Lakehead System for delivery through either the upper Great Lakes region or the lower Great Lakes region.

     The principal executive offices of Lakehead, the Company and the General Partner are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, and its telephone number at such offices is (800) 525-3999 or
(218) 725-0100.

                                USE OF PROCEEDS

     Unless otherwise specified in a related Prospectus Supplement, the net proceeds received by the Company from the sale of Debt Securities will be used for general partnership purposes, including the expansion of the Lakehead System.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                          YEARS ENDED DECEMBER 31,            SIX MONTHS
                                   --------------------------------------   ENDED JUNE 30,
                                   1993   1994    1995      1996     1997        1998
                                   ----   ----   -------   -------   ----   --------------
Ratio of Earnings to Fixed
  Charges........................  2.6x   2.7x   1.9x(1)   2.1x(2)   2.8x        2.9x

---------------

(1) Net earnings of the Partnership for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, resulting from the June 1995 decision (Opinion No.
    397) of the FERC. See "Items 1 and 2. Business and Properties -- Tariffs" in the Form 10-K.

(2) Net earnings of the Partnership for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, resulting from the 1996 Settlement Agreement. See "Items 1 and 2. Business and Properties -- Tariffs" in the Form 10-K.

     For purposes of calculating the ratio of earnings to fixed charges: (i) "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and (ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense, amortization of debt costs and the portion of rental expense representing the interest factor.

                       DESCRIPTION OF THE DEBT SECURITIES


     The Debt Securities offered hereby will represent unsecured obligations of the Company. The Debt Securities will constitute either Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1998 (the "Senior Indenture"), between the Company and The Chase Manhattan Bank, as trustee under the Senior Indenture. The Subordinated Debt Securities will be issued under an Indenture dated as of September 15, 1998 (the "Subordinated Indenture"), between the Company and The Chase Manhattan Bank, as trustee under the Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to herein individually as an "Indenture" and collectively as the "Indentures." The Chase Manhattan Bank, as trustee under each of the Indentures (and any successor thereto under each Indenture), is referred to herein as the "Trustee."


     The terms of the Debt Securities include those stated in the respective Indentures and those made part of the respective Indentures by reference to the Trust Indenture Act. The Debt Securities will be subject to all such terms, and Holders of Debt Securities are referred to the Indentures and the Trust Indenture Act for a statement of those terms. The Senior Indenture and the Subordinated Indenture will be substantially identical, except for the provisions relating to subordination and certain covenants. See "Provisions Applicable Solely to Senior Debt Securities" and "Provisions Applicable Solely to Subordinated Debt Securities."

     The statements set forth below in this section are brief summaries of certain provisions contained in the Indentures, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Copies of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indentures.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indentures do not limit the amount of other unsecured indebtedness or securities which may be issued by the Company.

     The Debt Securities are not expected to be secured by any of the assets of the Company and will, therefore, be effectively subordinated to all indebtedness of the Company that is secured, to the extent of the value of the assets securing such indebtedness. The amount of the Company's long term debt, and the amount thereof that is secured, outstanding at the time of the issuance of a series of Debt Securities, will be disclosed in the Prospectus Supplement relating to such series of Debt Securities. In addition, the Debt Securities will be effectively subordinated to any indebtedness or other obligations of any subsidiaries of the Company outstanding from time to time.

     Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable), or the method of determination thereof, at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue; (f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of the Company or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable; (k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) whether payment of the principal of and premium, if any, and interest, if any, on the Debt Securities shall be without deduction for taxes, assessments, or governmental charges paid by the Holders; (m) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be; (n) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the applicable Indenture; (o) whether the Debt Securities will be convertible; (p) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series and whether in temporary or permanent global form;
(q) provisions regarding the convertibility or exchangeability of the Debt Securities; (r) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (s) the terms and conditions upon which and the manner in which such series of Debt Securities may be defeased or discharged if different from the defeasance and discharge provisions described under "Satisfaction and Discharge; Legal and Covenant Defeasance" below; (t) any deletions or modifications of or additions to the Events of Default or covenants of the Company pertaining to the Debt Securities; (u) any restrictions or other provisions with respect to the transfer or exchange of the Debt Securities; (v) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (w) if the amount of payments of principal of or any premium or interest on any Debt Securities of the series may be determined with reference to an index, the manner in which such amounts shall be determined; (x) if the principal of or any premium or interest on any Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (y) the right, if any, of the Company to defer payments of interest by extending the interest payment periods and to specify the duration of such extension, the Interest Payment Dates on which such interest shall be payable and whether and under what circumstances additional interest on amounts deferred shall be payable; (z) if other than the Trustee, the identity of the Security Registrar and any Paying Agent; and (aa) any other terms of the Debt Securities of the series not inconsistent with the Indentures.

     All Debt Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for increases in the aggregate principal amount of such series of Debt Securities and issuances of additional Debt Securities of such series or for the establishment of additional terms with respect to the Debt Securities of such series.

     If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

     One or more series of Debt Securities offered hereby may be sold at a discount (which may be substantial) below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating to such series.

     Form, Exchange and Transfer. Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See
"-- Global Debt Securities."

     At the option of the Holders, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series, of any authorized denomination and of a like tenor and aggregate principal amount.

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

     Neither the Trustee nor the Company will be required to (a) issue, register the transfer of or exchange any Debt Security of any series (or of any series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing, or (b) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

     Global Debt Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary"), or its nominee, identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either temporary or permanent form. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred or exchanged except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor, except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described generally in the Prospectus Supplement relating to such series.

     Consolidation, Merger and Sale of Assets. Each Indenture provides that the Company shall not consolidate with or merge into any other Person or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, unless (i) (A) in the case of a merger, the Company is the surviving entity or (B) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by sale or transfer, or which leases the properties and assets of the Company as, or substantially as, an entirety shall expressly assume by supplemental indenture payment of the principal of and any premium and interest on all the Debt Securities and the performance or observance of every covenant of and condition of the Indenture applicable to the Company; (ii) the surviving entity or successor Person is a Person organized and existing under the laws of the U.S., any State thereof or the District of Columbia; (iii) immediately after giving effect to the transaction, no Default or Event of Default exists; and (iv) the Company has delivered the Officer's Certificate and the Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, the Company under the relevant Indenture with the same effect as if it had been named originally as a party in the Indenture and the Company shall (except in the case of a lease) be released and discharged from all its obligations under the Indenture and the Debt Securities outstanding thereunder.

     Events of Default. Unless otherwise provided with respect to any series of Debt Securities, an "Event of Default" will occur under each Indenture with respect to Debt Securities of a particular series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series a written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy, insolvency or reorganization of the Company; or (e) any other Event of Default applicable to such series.

     Each Indenture provides that if an Event of Default with respect to a series of Debt Securities issued thereunder shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of Debt Securities of such series then outstanding may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of, and accrued but unpaid interest, if any, on all Debt Securities of such series to be due and payable immediately upon giving written notice as provided in the Indenture. Each Indenture provides that the Holders of a majority in principal amount of Debt Securities then outstanding of such series may rescind and annul such declaration and its consequences under certain circumstances.

     The Holders of a majority in principal amount of Debt Securities of a series then outstanding may waive past defaults under the Indenture with respect to such series and its consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any series of Debt Securities or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby).

     Pursuant to each Indenture, the Holders of a majority in aggregate principal amount of each affected series of Debt Securities then outstanding thereunder may direct with respect to such series the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in that Indenture. Before proceeding to exercise any right or power under an Indenture at the direction of any Holders, the Trustee thereunder shall be entitled to receive from such Holders of Debt Securities outstanding under that Indenture reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with any such direction.

     Pursuant to each Indenture, no Holder of a Debt Security of any series will have any right to institute any proceeding with respect to that Indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (b) the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request to the Trustee, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

     Under the terms of each Indenture, the Company is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, the Company is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that the Company is in default, specifying such default. Each Indenture requires the Trustee thereunder to give to all Holders of Debt Securities outstanding thereunder notice of any Default by the Company in the manner provided in the Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice if it determines in good faith that withholding such notice is in the interest of the Holders of such outstanding Debt Securities.

     Satisfaction and Discharge; Legal and Covenant Defeasance. Under the terms of each Indenture, the Company may satisfy and discharge certain obligations to Holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) irrevocably depositing or causing to be deposited with the Trustee an amount of money in the currency or currency units in which such Debt Securities are payable sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities; and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

     Each Indenture also provides that, unless otherwise specified with respect to Debt Securities of any series, the Company and any other obligor thereunder, if any, will be deemed to have paid and discharged the entire indebtedness on all Debt Securities of such series on the 91st day following the deposit referred to in the following clause (i), and the provisions of the Indenture with respect to the Debt Securities of such series shall no longer be in effect except as to certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace mutilated, destroyed, lost or stolen certificates, rights of Holders of the Debt Securities of such series to receive principal and interest on the original stated due dates or specified redemption dates, rights of Holders to receive any sinking fund payments, and any rights to convert or exchange the Debt Securities of such series, subject to the following conditions: (i) the Company shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series cash or (in the case of any series of Debt Securities the payments on which may only be made in legal coin or currency of the United States) U.S. Government Obligations (or a combination thereof) certified to be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay
(A) the principal and interest and premium, if any, on all Debt Securities of such series on each date that such principal, interest or premium, if any, is due and payable or on any Redemption Date established pursuant to clause (iii) below, and (B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Debt Securities of such series; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel based on the fact that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; (iii) if the Debt Securities are to be redeemed prior to their Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made; (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit; (v) such defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Debt Securities are in default within the meaning of such Act); (vi) such defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound; (vii) such defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (viii) the Company's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture relating to defeasance have been complied with.

     Under each Indenture, the Company also may discharge certain of its obligations under the Indenture including its obligations referred to above under "-- Consolidation, Merger and Sale of Assets" and, in the case of the Senior Indenture, under the covenants described below under "-- Provisions Applicable Solely to Senior Debt Securities," as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i) and (iii) through (viii) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the Holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

     Changes in Control and Highly Leveraged Transactions. Unless otherwise set forth in a Prospectus Supplement, the Subordinated Indenture will not contain, and, other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described below under "-- Provisions Applicable Solely to Senior Debt Securities," the Senior Indenture does not contain, any covenant or other provisions designed to afford Holders of the Debt Securities issued thereunder protection in the event of a change in control of the Company or any of its affiliates or a highly leveraged transaction involving the Company.

     Modification of the Indentures. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities; (b) evidence the succession of another Person to the Company under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of the Company thereunder; (c) add covenants and Events of Default for the benefit of the Holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon the Company; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding; (e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor Trustee; (h) qualify the Indenture under the Trust Indenture Act; (i) provide for uncertificated securities in addition to certificated securities; (j) supplement any provisions of the Indenture necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that such action does not adversely affect the interests of the Holders of the Debt Securities of such series or any other series; and (k) comply with the rules or regulations of any securities exchange or automated quotation system on which any of the Debt Securities may be listed or traded.


     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as one class) to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the Holders of such Debt Securities; provided that the Company and the Trustee may not, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon or alter the method of computation of interest, (b) reduce the percentage in principal amount of Debt Securities required for any such supplemental Indenture or for any waiver provided for in the Indenture, (c) change the Company's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, (d) impair the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on, any Debt Security or (e) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of Holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by Holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby.

     Each Indenture provides that a supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of Debt Securities of any other series.


     Non-Recourse to the General Partner and Lakehead: No Personal Liability of Officers, Directors, Employees or Partners. Each Indenture provides that obligations of the Company under the Indenture and the Debt Securities thereunder will be non-recourse to the General Partner and Lakehead and their respective affiliates (other than the Company), and payable only out of cash flow and assets of the Company. The Trustee, and each Holder of a Debt Security by its acceptance thereof, will be deemed to have agreed in the applicable Indenture that (a) neither the General Partner nor its assets nor Lakehead nor its assets (nor any of their respective affiliates other than the Company, nor their respective assets) shall be liable for any of the obligations of the Company under such Indenture or such Debt Securities, and (b) no director, officer, employee, stockholder or unitholder, as such, of the Company, the Trustee, the General Partner, Lakehead or any affiliate of any of the foregoing entities shall have any personal liability in respect of the obligations of the Company under such Indenture or such Debt Securities by reason of his, her or its status. Notwithstanding the foregoing, nothing in this Section shall be construed to modify or supersede any obligation of Lakehead or the General Partner to restore any negative balance in their respective capital accounts (maintained by the Company pursuant to the Company's Amended and Restated Agreement of Limited Partnership) upon liquidation of their respective interests in the Company.


     Applicable Law. The Indentures are, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

     Concerning the Trustee. Each Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

     Each Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indentures. The Chase Manhattan Bank has lending relationships with IPL Energy and its affiliates.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company and senior to any subordinated indebtedness of the Company (including the Subordinated Debt Securities).

     Limitations on Liens. The Senior Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any Debt (as defined below) of the Company or any other Person (as defined below) (other than the Senior Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Senior Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

          (i) any Lien upon any property or assets of the Company or any Restricted Subsidiary in existence on the Issue Date or created pursuant to an "after-acquired property" clause or similar term in existence on the Issue Date or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the Issue Date;

          (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by the Company or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

          (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by the Company or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Company or any Restricted Subsidiary); provided, however, that such Lien only encumbers the property or assets so acquired;


          (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such Lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;


          (v) the assumption by the Company or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by the Company or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

          (vi) any Lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          (vii) any Lien in favor of the Company or any Restricted Subsidiary;

          (viii) any Lien created or assumed by the Company or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the Holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by the Company or any Subsidiary;

          (ix) Permitted Liens (as defined below);

          (x) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (ix), inclusive, above; or

          (xi) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (x), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

     Notwithstanding the foregoing, under the Senior Indenture, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of the Company or any Person (other than the Senior Debt Securities) that is not excepted by clauses (i) through (xi), inclusive, above without securing the Senior Debt Securities issued under the Senior Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

     Restriction on Sale-Leasebacks. The Senior Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years; (iii) the Company or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the Senior Debt Securities; or (iv) the Company or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption or retirement of Funded Debt (as defined below) of the Company or any Subsidiary, or (B) investment in another Principal Property.

     Notwithstanding the foregoing, under the Senior Indenture the Company may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Senior Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xi), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

     Certain Defined Terms. As used herein:

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of the Company and its consolidated subsidiaries for the Company's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

     "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.


     "Issue Date" means the date on which Debt Securities are initially issued under the Indentures.


     "Lien" means, as to any entity, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the entity under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the entity.

     "Permitted Liens" means (i) Liens upon rights-of-way for pipeline purposes;
(ii) any statutory or governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by the Company or any Restricted Subsidiary in good faith; (v) Liens of, or to secure performance of, leases, other than capital leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;
(vii) any Lien upon property or assets acquired or sold by the Company or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by the Company or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;
(x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control, or similar revenue bonds; or (xi) any easements, exceptions or reservations in any property of the Company or any Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of its business or the business of the Company and its Subsidiaries, taken as a whole.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

     "Principal Property" means (a) any pipeline assets of the Company or any Restricted Subsidiary, including any related facilities employed in the transportation, terminalling or storage of crude oil or natural gas liquids, that are located in the United States or Canada and (b) any processing or manufacturing plant or terminal owned or leased by the Company or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), (i) any assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and (ii) any such assets, plant or terminal which, in the opinion of the Board of Directors, is not material in relation to the activities of the Company and its Subsidiaries, taken as a whole.

     "Restricted Subsidiary" means any Subsidiary of the Company owning or leasing any Principal Property.

     "Sale-Leaseback Transaction" means the sale or transfer by the Company or any Restricted Subsidiary of any Principal Property to a Person (other than the Company or a Restricted Subsidiary) and the taking back by the Company or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (i) and related to such Person or (b) the only general partners of which are such Person or of one or more entities described in clause (i) and related to such Person (or any combination thereof).

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be unsecured obligations of the Company, and will be subordinated in right of payment to all Senior Debt (as defined in the applicable Prospectus Supplement), including the Senior Debt Securities, of the Company to the extent set forth in the applicable Prospectus Supplement.

     Subordination. Upon any voluntary or involuntary liquidation or bankruptcy of the Company, Senior Debt of the Company is entitled to receive payment in full of all amounts due on such Senior Debt, before Holders of Subordinated Debt Securities are entitled to receive any payments of amounts due on the Subordinated Debt Securities.

     Unless otherwise indicated in the applicable Prospectus Supplement, in the event of payment defaults under, or acceleration of, Senior Debt of the Company, no payments may be made in respect of the Subordinated Debt Securities until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debt Securities would constitute an Event of Default under the Subordinated Indenture with respect thereto.

     Unless otherwise indicated in the applicable Prospectus Supplement, if any default occurs (other than a default described in the preceding paragraph) under the Senior Debt of the Company, pursuant to which the maturity thereof may be accelerated immediately or at the expiration of any applicable grace periods (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Blockage Notice") from or on behalf of Holders of such Senior Debt specifying an election to prohibit such payment by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Blockage Notice and ending on the earlier of (i) the date, if any, on which the Holders of such Senior Debt or their representative notifies the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Debt to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Blockage Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Subordinated Debt Securities after such Payment Blockage Period.

                              PLAN OF DISTRIBUTION

     The Company may offer or sell the Debt Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the Debt Securities directly to one or more other purchasers. The Company may sell the Debt Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

     A Prospectus Supplement will set forth the terms of the offering of the particular series of Debt Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the name or names of any managing underwriter or underwriters; (iii) the initial public offering or purchase price of such series of Debt Securities; (iv) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (v) any commissions paid to any agents; (vi) the net proceeds to the Company from the sales; and (vii) any securities exchanges or markets on which such series of Debt Securities may be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Debt Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Debt Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     All Debt Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Debt Securities of any series may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for the Debt Securities.

     In connection with the offering, the underwriters or agents, as the case may be, may purchase and sell the Debt Securities in the open market. These transaction may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of Debt Securities than they are required to purchase from the Company in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the Debt Securities sold in the offering for their account may be reclaimed by the syndicate if such Debt Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. If the Debt Securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS


     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Lakehead Pipe Line Partners, L.P. for the year ended December 31, 1997, as amended by the Annual Report on Form 10-K/A of Lakehead Pipe Line Partners, L.P. for the year ended December 31, 1997, and the audited balance sheet of Lakehead Pipe Line Company, Inc. as of December 31, 1997 and 1996, incorporated in this Prospectus by reference to the Current Report on Form 8-K of Lakehead Pipe Line Partners, L.P. dated July 21, 1998, as amended by the Current Report on Form 8-K/A of Lakehead Pipe Line Partners, L.P. dated September 14, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF, OR THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                            ------------------------

                               TABLE OF CONTENTS


                             PROSPECTUS SUPPLEMENT



                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-3
The Partnership.......................   S-9
Use of Proceeds.......................  S-10
Capitalization........................  S-10
Selected Historical Financial and
  Operating Data......................  S-11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-13
Business..............................  S-19
Description of Existing Indebtedness
  and Credit Facilities...............  S-32
Description of Notes..................  S-33
Underwriting..........................  S-37
Legal Matters.........................  S-38
Glossary of Defined Terms.............  S-39

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Certain Forward-Looking Statements....     3
Risk Factors..........................     4
The Partnership.......................     8
Use of Proceeds.......................    10
Ratio of Earnings to Fixed Charges....    10
Description of the Debt Securities....    11
Plan of Distribution..................    21
Legal Matters.........................    22
Experts...............................    22


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                                  $200,000,000

                               LAKEHEAD PIPE LINE
                                    COMPANY,
                              LIMITED PARTNERSHIP
                          $100,000,000        % SENIOR
                                 NOTES DUE 2018

                          $100,000,000        % SENIOR
                                 NOTES DUE 2028
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.

                             CHASE SECURITIES INC.

                             ABN AMRO INCORPORATED

                                CIBC OPPENHEIMER

                           CITICORP SECURITIES, INC.

                           CREDIT SUISSE FIRST BOSTON

                         NESBITT BURNS SECURITIES, INC.
                                           , 1998

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